UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Bradesco

CONSOLIDATED FINANCIAL STATEMENTS OF THE PRUDENTIAL CONGLOMERATE

DECEMBER 2016

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Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Assets	2016	2015
Current assets	551,240,263	513,656,652
Cash and due from banks (Note 5)	14,580,321	17,313,901
Interbank investments (Notes 3d and 6)	176,787,528	139,829,814
Securities purchased under agreements to resell	170,080,622	130,323,808
Interbank investments	6,706,906	9,540,841
Allowance for losses	-	(34,835)
Securities and derivative financial instruments (Notes 3e, 3f and 7)	72,204,319	86,253,666
Own portfolio	32,352,198	47,453,009
Subject to unrestricted repurchase agreements	14,899,855	10,760,409
Derivative financial instruments (Notes 3f and 7d II)	16,828,484	18,905,320
Given in guarantee	174,207	22,065
Given in guarantee to the Brazilian Central Bank	6,065,771	4,647,161
Subject to unrestricted repurchase agreements	1,883,804	4,465,702
Interbank accounts	58,080,711	54,873,041
Unsettled payments and receipts	22,015	73,764
Reserve requirement (Note 8):
- Reserve requirement - Brazilian Central Bank	58,036,531	54,791,894
- SFH	14,388	5,357
Correspondent banks	7,777	2,026
Interdepartmental accounts	157,089	248,484
Internal transfer of funds	157,089	248,484
Loans (Notes 3g and 9)	145,616,491	141,203,667
Loans:
- Public sector	424,233	2,426,506
- Private sector	167,534,650	157,407,596
Loans transferred under an assignment with recourse	806,649	120,130
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(23,149,041)	(18,750,565)
Leasing (Notes 3g and 9)	(67,777)	(17,102)
Lease receivable operations:
- Private sector	1,295,198	1,431,756
Unearned income from leasing	(1,245,088)	(1,333,300)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(117,887)	(115,558)
Other receivables	81,085,235	71,043,526
Receivables on sureties and guarantees honored (Note 9a-3)	1,377,161	104,099
Foreign exchange portfolio (Note 10a)	17,620,910	14,369,499
Receivables	7,610,112	12,456,712
Securities trading	1,468,620	1,798,391
Specific receivables	13,339	7,251
Sundry (Note 10b)	56,134,599	43,557,389
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(3,139,506)	(1,249,815)
Other assets (Note 11)	2,796,346	2,907,655
Other assets	2,739,048	2,053,188
Provision for losses	(1,246,403)	(860,237)
Prepaid expenses (Notes 3i and 11b)	1,303,701	1,714,704
Long-term receivables	369,508,163	321,529,209
Interbank investments (Notes 3d and 6)	780,394	515,131
Interbank investments	780,394	515,131
Securities and derivative financial instruments (Notes 3e, 3f and 7)	146,937,312	103,070,305
Own portfolio	86,796,721	68,608,356
Subject to unrestricted repurchase agreements	48,123,720	30,830,304
Derivative financial instruments (Notes 3f and 7d II)	112,912	137,324
Privatization rights	48,706	52,473
Given in guarantee	6,125,523	2,863,821
Subject to unrestricted repurchase agreements	5,729,730	578,027

Bradesco     3

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Assets	2016	2015
Interbank accounts	778,254	680,860
Reserve requirement (Note 8):
- SFH	778,254	680,860
Loans (Notes 3g and 9)	164,779,473	162,168,357
Loans:
- Public sector	3,000,000	3,000,000
- Private sector	164,983,790	160,436,775
Loans transferred under an assignment with recourse	7,955,849	7,390,609
Allowance for loan losses (Notes 3g, 9f, 9g and 9h)	(11,160,166)	(8,659,027)
Leasing (Notes 3g and 9)	(68,066)	(69,905)
Leasing receivables:
- Private sector	1,367,036	1,454,113
Unearned income from leasing	(1,366,395)	(1,453,228)
Allowance for leasing losses (Notes 3g, 9f, 9g and 9h)	(68,707)	(70,790)
Other receivables	55,088,970	54,570,893
Securities trading	478,290	1,067,781
Sundry (Note 10b)	54,627,457	53,549,037
Allowance for other loan losses (Notes 3g, 9f, 9g and 9h)	(16,777)	(45,925)
Other assets (Note 11)	1,211,826	593,568
Prepaid expenses (Notes 3i and 11b)	1,211,826	593,568
Permanent assets	67,182,493	47,628,304
Investments (Notes 3j and 12)	39,564,074	28,760,260
Equity in the earnings (losses) of Investments in Affiliates and Subsidiaries:
- In Brazil	39,217,544	28,352,239
- Overseas	284,524	355,633
Other investments	193,278	177,357
Allowance for losses	(131,272)	(124,969)
Premises and equipment (Notes 3k and 13)	4,857,637	3,437,687
Premises	697,973	44,535
Other premises and equipment	9,235,434	8,112,598
Accumulated depreciation	(5,075,770)	(4,719,446)
Leased assets (Note 13)	4,789,731	5,987,475
Leased assets	8,146,218	9,224,420
Accumulated depreciation	(3,356,487)	(3,236,945)
Deferred (Notes 3l and 14)	-	15,634
Expenses with Organization and Expansion	-	1,502,125
Accumulated amortization	-	(1,486,491)
Intangible assets (Notes 3m and 15)	17,971,051	9,427,248
Intangible Assets	29,101,351	16,707,174
Accumulated amortization	(11,130,300)	(7,279,926)
Total	987,930,919	882,814,165

The accompanying Notes are an integral part of these Financial Statements.

4    December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Liabilities	2016	2015
Current liabilities	621,937,275	550,668,941
Deposits (Notes 3o and 16a)	163,859,769	153,860,516
Demand deposits	33,499,934	23,914,239
Savings deposits	97,088,828	91,878,816
Interbank deposits	527,754	423,549
Time deposits (Note 16a)	32,743,253	37,643,912
Securities sold under agreements to repurchase (Notes 3o and 16b)	229,558,728	223,775,169
Own portfolio	118,825,967	97,265,806
Third-party portfolio	101,791,581	121,626,991
Unrestricted portfolio	8,941,180	4,882,372
Funds from issuance of securities (Note 16c)	92,432,728	53,138,708
Mortgage and real estate notes, letters of credit and others	88,688,899	48,794,240
Securities issued overseas	3,331,680	3,981,183
Structured Operations Certificates	412,149	363,285
Interbank accounts	1,267,282	1,296,190
Unsettled payments and receipts	9,242	151,460
Correspondent banks	1,258,040	1,144,730
Interdepartmental accounts	5,830,963	5,161,676
Third-party funds in transit	5,830,963	5,161,659
Internal transfer of funds	-	17
Borrowing (Note 17a)	19,815,545	25,079,363
Borrowing overseas	19,815,545	25,079,363
On-lending in Brazil - official institutions (Note 17b)	11,211,567	12,044,476
National treasury	166,565	133,028
BNDES	3,800,239	3,801,626
FINAME	7,243,182	8,099,475
Other institutions	1,581	10,347
On-lending overseas (Note 17b)	-	2,502
On-lending overseas	-	2,502
Derivative financial instruments (Notes 3f and 7d II)	13,213,495	19,246,588
Derivative financial instruments	13,213,495	19,246,588
Other liabilities	84,747,198	57,063,753
Payment of taxes and other contributions	610,610	497,269
Foreign exchange portfolio (Note 10a)	8,749,458	5,617,070
Social and statutory	4,808,173	3,941,067
Tax and social security (Note 20a)	2,855,925	3,187,885
Securities trading	2,520,588	2,714,800
Financial and development funds	3,672	5,417
Subordinated debts (Note 19)	11,417,346	495,275
Sundry (Note 20b)	53,781,426	40,604,970
Long-term liabilities	265,082,482	242,722,984
Deposits (Notes 3o and 16a)	71,588,609	43,175,356
Interbank deposits	61,157	46,858
Time deposits (Note 16a)	71,527,452	43,128,498
Securities sold under agreements to repurchase (Notes 3o and 16b)	28,179,776	26,319,943
Own portfolio	28,179,776	26,319,943
Funds from issuance of securities (Note 16c)	69,780,858	64,197,002
Mortgage and real estate notes, letters of credit and others	67,235,735	58,535,515
Securities issued overseas	2,512,104	5,512,429
Structured Operations Certificates	33,019	149,058
Borrowing (Note 17a)	2,354,029	7,049,946
Borrowing overseas	2,354,029	7,049,946

Bradesco     5

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Financial Position of the Prudential Conglomerate on December 31 – In thousands of Reais

Liabilities	2016	2015
On-lending in Brazil - official institutions (Note 17b)	24,819,020	26,158,687
BNDES	10,914,430	8,607,769
FINAME	13,904,590	17,550,918
Derivative financial instruments (Notes 3f and 7d II)	192,892	98,888
Derivative financial instruments	192,892	98,888
Other liabilities	68,167,298	75,723,162
Tax and social security (Note 20a)	8,935,000	8,444,075
Subordinated debts (Note 19)	26,251,948	38,370,136
Eligible Debt Capital Instruments (Note 19)	14,959,571	11,444,939
Sundry (Note 20b)	18,020,779	17,464,012
Deferred income	452,085	501,399
Deferred income	452,085	501,399
Non-controlling interests in subsidiaries (Note 21)	16,664	14,197
Shareholders' equity (Note 22)	100,442,413	88,906,644
Capital:
- Domiciled in Brazil	50,461,644	45,521,283
- Domiciled overseas	638,356	578,717
Capital increase	-	(3,000,000)
Capital reserves	11,441	11,441
Profit reserves	50,448,602	50,340,806
Asset valuation adjustments	(677,116)	(4,114,555)
Treasury shares (Note 22d)	(440,514)	(431,048)
Total	987,930,919	882,814,165

The accompanying Notes are an integral part of these Financial Statements.

6   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Income of the Prudential Conglomerate on December 31 – In thousands of Reais

	2016		2015
	2nd Semester	Exercise	Exercise
Revenue from financial intermediation	72,754,053	140,475,388	113,312,114
Loans (Note 9j)	40,984,862	75,627,989	67,254,431
Leasing (Note 9j)	1,406,571	2,519,763	2,939,075
Operations with securities (Note 7h)	23,631,123	44,090,454	40,612,388
Derivative financial instruments (Note 7h)	2,855,499	15,748,666	(7,035,751)
Foreign exchange operations (Note 10a)	836,690	(2,992,019)	5,332,710
Reserve requirement (Note 8b)	3,142,894	5,717,559	4,603,995
Sale or transfer of financial assets	(103,586)	(237,024)	(394,734)

Financial intermediation expenses	56,406,620	87,776,202	111,121,537
Retail and professional market funding (Note 16d)	38,507,489	69,639,328	58,980,188
Borrowing and on-lending (Note 17c)	2,973,890	(8,378,771)	28,990,869
Leasing (Note 9j)	1,187,687	2,140,135	2,433,893
Allowance for loan losses (Notes 3g, 9g and 9h)	13,737,554	24,375,510	20,716,587

Gross income from financial intermediation	16,347,433	52,699,186	2,190,577

Other operating income (expenses)	(10,633,088)	(28,882,960)	3,543,293
Fee and commission income (Note 23)	13,593,741	25,396,241	22,446,224
- Other fee and commission income	9,810,549	18,438,636	16,723,426
Income from banking fees	3,783,192	6,957,605	5,722,798
Payroll and related benefits (Note 24)	(9,325,874)	(16,048,285)	(13,177,550)
Other administrative expenses (Note 25)	(11,889,715)	(20,609,480)	(17,518,698)
Tax expenses (Note 26)	(2,609,015)	(5,595,155)	(4,073,601)
Equity in the Earnings (Losses) of Subsidiary and Affiliates (Note 12a)	4,343,131	(2,464,567)	23,662,901
Other operating income (Note 27)	3,809,952	6,915,319	5,855,879
Other operating expenses (Note 28)	(8,555,308)	(16,477,033)	(13,651,862)
Operating income	5,714,345	23,816,226	5,733,870
Non-operating income (loss) (Note 29)	(778,788)	(830,715)	(448,798)
Income before income tax and social contribution and non-controlling interests	4,935,557	22,985,511	5,285,072
Income tax and social contribution (Notes 33a and 33b)	1,893,552	(7,899,035)	11,905,837
Non-controlling interests in subsidiaries	(840)	(2,898)	(1,274)
Net profit	6,828,269	15,083,578	17,189,635

The accompanying Notes are an integral part of these Financial Statements.

Bradesco     7

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Statement of Changes in Shareholders' Equity – In thousands of Reais

		Capital		Capital reserves	Profit reserves		Asset valuation adjustment		Treasury shares	Retained earnings	Total
		Paid in Capital	Unpaid Capital	Share premium	Legal	Statutory	Bradesco	Subsidiaries
	Balance on June 30, 2016	51,100,000	-	11,441	6,465,714	41,224,046	(775,080)	(1,227,721)	(440,514)	-	96,357,886
	Asset valuation adjustments	-	-	-	-	-	371,920	953,765	-	-	1,325,685
	Net income	-	-	-	-	-	-	-	-	6,828,269	6,828,269
Allocations:	- Reserves	-	-	-	341,414	2,417,428	-	-	-	(2,758,842)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	-	(4,069,427)	(4,069,427)
	Balance on December 31, 2016	51,100,000	-	11,441	6,807,128	43,641,474	(403,160)	(273,956)	(440,514)	-	100,442,413
	Balance on December 31, 2014	38,100,000	-	11,441	5,193,467	38,992,668	(405,477)	(85,834)	(298,015)	-	81,508,250
	Capital Increase by Subscription of Shares	3,000,000	(3,000,000)	-	-	-	-	-	-	-	-
	Capital increase with reserves	5,000,000	-	-	-	(5,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	(133,033)	-	(133,033)
	Asset valuation adjustments	-	-	-	-	-	(826,126)	(2,797,118)	-	-	(3,623,244)
	Net income	-	-	-	-	-	-	-	-	17,189,635	17,189,635
Allocations:	- Reserves	-	-	-	859,482	10,295,189	-	-	-	(11,154,671)	-
	- Interest on Shareholders’ Equity Paid	-	-	-	-	-	-	-	-	(5,122,964)	(5,122,964)
	- Interim Dividends Paid	-	-	-	-	-	-	-	-	(912,000)	(912,000)
	Balance on December 31, 2015	46,100,000	(3,000,000)	11,441	6,052,949	44,287,857	(1,231,603)	(2,882,952)	(431,048)	-	88,906,644
	Cancellation of Capital Increase by Subscription of Shares	(3,000,000)	3,000,000	-	-	-	-	-	-	-	-
	Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-
	Acquisition of treasury shares	-	-	-	-	-	-	-	(9,466)	-	(9,466)
	Asset valuation adjustments	-	-	-	-	-	828,443	2,608,996	-	-	3,437,439
	Net income	-	-	-	-	-	-	-	-	15,083,578	15,083,578
Allocations:	- Reserves	-	-	-	754,179	7,353,617	-	-	-	(8,107,796)	-
	- Interest on Shareholders’ Equity Paid and/or provisioned	-	-	-	-	-	-	-	-	(6,975,782)	(6,975,782)
	Balance on December 31, 2016	51,100,000	-	11,441	6,807,128	43,641,474	(403,160)	(273,956)	(440,514)	-	100,442,413

The accompanying Notes are an integral part of these Financial Statements.

8 December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Cash Flow Statement of the Prudential Conglomerate on December 31 – In thousands of Reais

	2016		2015
	2 Semester	Exercise	Exercise
Cash flow from operating activities:
Net profit before income tax and social contribution	4,935,557	22,985,511	5,285,072
Adjustments to net profit before income tax and social contribution	13,638,941	33,354,609	15,334,496
Effect of Changes in Exchange Rates in Cash and Cash equivalents	(663,965)	5,381,080	(3,163,366)
Allowance for loan losses	13,737,554	24,375,510	20,716,587
Depreciation and amortization	2,259,795	3,627,856	3,059,101
Write-offs through Impairment	1,518,780	1,627,074	361,916
Expenses with civil, labor and tax provisions	840,857	2,782,639	3,142,673
Equity in the (earnings/losses) of Investments in Affiliates and Subsidiaries	(4,343,130)	2,464,567	(23,662,901)
(Gain)/loss on sale of investments	23,197	(139,468)	18,979
(Gain)/loss on sale of fixed assets	(224,216)	(204,837)	48,803
(Gain)/loss on sale of foreclosed assets	403,923	556,216	284,334
Foreign exchange variation of assets and liabilities overseas/Other	86,147	(7,116,028)	14,528,370
Adjusted net profit before taxes	18,574,498	56,340,121	20,619,568
(Increase)/decrease in interbank investments	3,861,560	6,046,089	1,856,807
(Increase)/decrease in trading securities and derivative financial instruments	(31,305,495)	(40,092,604)	5,279,139
(Increase)/decrease in interbank and interdepartmental accounts	17,283,458	14,817,210	569,026
(Increase)/decrease in loan and leasing	3,562,300	17,842,542	(32,537,887)
(Increase)/decrease in other receivables and other assets	54,832,010	5,347,785	(17,956,210)
(Increase)/decrease in reserve requirement - Brazilian Central Bank	(9,210,075)	(2,582,533)	(3,866,988)
(Increase)/decrease in deposits	(2,823,934)	(19,735,050)	(15,471,405)
(Increase)/decrease in securities sold under agreements to repurchase	11,816,073	6,113,637	(50,849,984)
(Increase)/decrease in funds from issuance of securities	855,265	4,690,772	27,634,193
(Increase)/decrease in borrowings and on-lending	(4,787,855)	(17,593,445)	11,354,666
(Increase)/decrease in other liabilities	(53,738,105)	1,071,351	6,886,357
Increase/(decrease) in deferred income	(28,738)	(49,314)	212,066
Income tax and social contribution paid	(2,650,493)	(5,823,532)	(3,921,842)
Net cash provided by/(used in) by operating activities	6,240,469	26,393,028	(50,192,494)
Cash flow from investing activities:
(Increase)/decrease in held-to-maturity securities	(37,789)	(165,779)	(62,368)
Sale of/maturity of and interests on available-for-sale securities	70,488,334	119,557,680	39,995,437
Proceeds from sale of foreclosed assets	217,368	516,835	604,404
Sale of investments	713,225	875,890	2,808,706
Sale of premises and equipment of use	2,233,635	3,459,737	2,486,890
Purchases of available-for-sale securities	(7,188,659)	(7,188,659)	-
Foreclosed assets received	(47,390,955)	(91,872,765)	(64,666,556)
Investment acquisitions	(2,550,232)	(2,821,353)	(165,228)
Sale of premises and equipment of use	(3,528,545)	(4,677,835)	(3,781,862)
Intangible asset acquisitions	(355,965)	(1,094,026)	(5,471,840)
Dividends and interest on shareholders’ equity received	4,286,849	5,133,847	8,324,614
Net cash provided by/(used in) investing activities	16,887,266	21,723,572	(19,927,803)
Cash flow from financing activities:
Increase/(decrease) in subordinated debts	(3,807,881)	(3,145,964)	14,465,996
Dividends and interest on shareholders’ equity paid	(1,473,597)	(5,561,036)	(4,775,728)
Non-controlling interest	1,558	(1,882)	6,010
Acquisition of own shares	-	(9,466)	(133,034)
Net cash provided by/(used in) financing activities	(5,279,920)	(8,718,348)	9,563,244
Net increase/(decrease) in cash and cash equivalents	17,847,815	39,398,252	(60,557,053)
Cash and cash equivalents - at the beginning of the period	162,780,848	147,275,456	204,669,143
Effect of Changes in Exchange Rates in Cash and Cash equivalents	663,965	(5,381,080)	3,163,366
Cash and cash equivalents - at the end of the period	181,292,627	181,292,627	147,275,456
Net increase/(decrease) in cash and cash equivalents	17,847,815	39,398,252	(60,557,053)

The accompanying Notes are an integral part of these  Financial Statements.

Bradesco     9

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Index Notes

Notes to Financial Statements of the Prudential Conglomerate of Banco Bradesco S.A. are as follows:

10    December     2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

1)      OPERATIONS

Banco Bradesco S.A. (Bradesco) is a private-sector publicly traded company and universal bank that, through its commercial, foreign exchange, consumer financing and housing loan portfolios, carries out all the types of banking activities for which it has authorization. The Bank is involved in a number of other activities, either directly or indirectly, through its subsidiaries, specifically leasing, investment banking, brokerage, consortium management, credit cards, real estate projects, insurance, pension plans and capitalization bonds. All these activities are undertaken by the various companies in the Bradesco Organization (Organization), working together in an integrated manner in the market.

2)      PRESENTATION OF THE FINANCIAL STATEMENTS

The Financial Statements of the Prudential Conglomerate were prepared to comply with the requirements of Resolution No. 4,280/13, of the National Monetary Council (CMN) and additional rules of the Brazilian Central Bank (Bacen). Thus, specific requirements in the consolidation and/or combination of the entities listed in Resolution No. 4,280/13 determined by the CMN and Bacen were observed, which are not necessarily the same established by the corporate law and by the CMN or Bacen for other types of consolidation. In this sense, they cover the financial statements of Bradesco, and foreign branches, subsidiaries and investment funds, as requested in Resolution No. 4,280/13.

For the preparation of these consolidated financial statements, the intercompany transactions,  balances of equity accounts, revenue, expenses and unrealized profits were eliminated and net income and shareholders’ equity attributable to the non-controlling interests were accounted for in a separate line. For jointly controlled investments with other shareholders, assets, liabilities and income and loss were included in the consolidated financial statements of the Prudential Conglomerate according to the interest held in the shareholders’ equity of each investee. Goodwill on the acquisition of investments in subsidiary/associate companies or jointly controlled companies is presented in the investments and intangible assets lines (Note 15a).

The financial statements include estimates and assumptions, such as: the calculation of estimated loan losses; fair market value estimates of certain financial instruments; civil, tax and labor provisions; impairment losses of securities classified as available-for-sale and held-to-maturity securities and non-financial assets; and the determination of the useful life of specific assets. Actual results may differ from those based on estimates and assumptions.

Bradesco’s financial statements of the Prudential Conglomerate were approved by the Board of Executive Officers on February 24, 2017.

Below are the significant directly and indirectly owned companies and investment funds included in the financial statements of the Prudential Conglomerate:

	On December 31
	Activity	Equity interest
		2016	2015
Financial Institutions
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A.	Banking	99.99%	99.99%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco Argentina S.A.	Banking	99.99%	99.99%
Banco Bradesco BBI S.A. (1)	Investment bank	99.81%	99.80%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A.	Cards	100.00%	100.00%
Banco Bradesco Europa S.A.	Banking	100.00%	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Bradesco New York Branch	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (2)	Banking	100.00%	100.00%

Bradesco     11

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31
	Activity	Equity interest
		2016	2015
Banco Losango S.A. (5)	Banking	100.00%	-
Bradesco Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
Bradesco Securities Hong Kong	Brokerage	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Bradesco Securities, UK.	Brokerage	100.00%	100.00%
Bradescard México, Sociedad de Responsabilidad Limitada	Cards	100.00%	100.00%
Banco CBSS S.A. (3)	Banking	50.01%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Fees and commissions	100.00%	100.00%
BEC - Distribuidora de Títulos e Valores Mobiliários Ltda.	Fees and commissions	100.00%	100.00%
BEM - Distribuidora de Títulos e Valores Mobiliários Ltda.	Fees and commissions	100.00%	100.00%
BMC Asset Management - DTVM Ltda.	Fees and commissions	100.00%	100.00%
Crediare S.A. - Crédito, Financiamento e Investimento (3)	Banking	50.00%	50.00%
Everest Leasing S.A. Arrendamento Mercantil	Leasing	100.00%	100.00%
Kirton Bank Brasil S.A. (5) (6)	Banking	100.00%	-
Kirton Corretora de Títulos e Valores Mobiliários S.A. (5)	Brokerage	99.97%	-
Tibre Distribuidora de Títulos e Valores Mobiliários Ltda.	Fees and commissions	100.00%	100.00%
Consortium Management
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Kirton Administradora de Consórcios Ltda. (5)	Consortium management	100.00%	-
Payment Institutions
Alvorada Administradora de Cartões Ltda.	Fees and commissions	100.00%	100.00%
Braspag – Tecnologia em Pagamentos (3)	Fees and commissions	30.06%	30.06%
Cateno Gestão de Contas de Pagamentos S.A.(3)	Fees and commissions	21.04%	21.04%
Cia. Brasileira de Soluções e Serviços - Alelo (3)	Fees and commissions	50.01%	50.01%
Cidade Capital Markets Limited	Banking	100.00%	100.00%
Cielo Inc. (3)	Fees and commissions	30.06%	30.06%
Cielo S.A. (3)	Fees and commissions	30.06%	30.06%
Elo Holding Financeira S.A. (3)	Fees and commissions	50.01%	50.01%
Farly Participações Ltda. (3)	Fees and commissions	50.01%	50.01%
IBI Promotora de Vendas Ltda. (3)	Fees and commissions	50.01%	50.01%
Leader S.A. Administradora de Cartões de Crédito (7)	Fees and commissions	-	50.00%
Merchant E-Solutions (3)	Fees and commissions	30.06%	30.06%
MPO Processadora de Pagamentos Móveis S.A. (3)	Fees and commissions	50.00%	50.00%
Paggo Soluções e Meios de Pagamentos S.A. (3)	Fees and commissions	15.03%	15.03%
Stelo S.A. (3)	Fees and commissions	44.02%	44.02%
Tempo Serviços Ltda.	Fees and commissions	100.00%	100.00%
Securitization Companies
Alvorada Cia. Securitizadora de Créditos Financeiros	Credit acquisition	100.00%	100.00%
Alvorada Serviços e Negócios Ltda.	Credit acquisition	100.00%	100.00%
BCN – Consultoria, Adm. Bens, Serv. e Publicidade Ltda.	Credit acquisition	100.00%	100.00%
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Promosec Cia. Securitizadora de Créditos	Credit acquisition	100.00%	100.00%
Investment Fund (4)
Bradesco FI Mult. Cred. Priv. Inv. Exterior Andromeda	Investment Fund	100.00%	100.00%
Bradesco FI Mult. Cred. Priv. Inv. Exterior Pioneiro	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União (8)	Investment Fund	99.94%	99.78%
Bradesco FIC FI Mult Inv. Exterior Tellus (9)	Investment Fund	100.00%	-
Bradesco FIC FI Referenciado DI Carnaúba	Investment Fund	50.01%	50.01%

12     December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31
	Activity	Equity interest
		2016	2015
Bradesco FIC FI Referenciado DI Galáxia	Investment Fund	100.00%	100.00%
FII - FI RF Cred. Privado	Investment Fund	100.00%	100.00%
FIP Mult. Plus	Investment Fund	100.00%	100.00%
FII - FI RF DI GJ (9)	Investment Fund	100.00%	-

(1)  Increased participation through the subscription of shares in June 2016;

(2)  The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(3)  Proportionally consolidated companies accordance with CMN Resolution No. 4,280/13;

(4)  The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated;

(5)  Companies originating from the acquisition, in July 2016, of HSBC Brasil (Note 34f);

(6)  New name of HSBC Brasil (Kirton Bank);

(7)  Incorporated by Banco Bradescard S.A. in December 2016;

(8)  Increase in participation in 2016; and

(9)  Funds originated from the acquisition, in July 2016, of HSBC Brasil.

3)   SIGNIFICANT ACCOUNTING PRACTICES

a)   Functional and presentation currencies

Financial statements of Prudential Conglomerate are presented in Brazilian reais, which is also Bradesco’s functional currency. Foreign branches and subsidiaries are mainly a continuation of activities in Brazil, and, therefore, assets, liabilities and profit or loss are translated into Brazilian reais using the appropriate currency exchange rate, to comply with accounting practices adopted in Brazil. Foreign currency translation gains and losses arising are recognized in the period’s statement of income in the lines “Derivative Financial Instruments” and “Borrowing and On-lending”.

b)   Income and expense recognition

Income and expenses are recognized on an accrual basis in order to determine the net income for the period to which they relate, regardless of when the funds are received or paid.

Fixed rate contracts are recognized at their redemption value with the income or expense relating to future periods being recognized as a deduction from the corresponding asset or liability. Finance income and costs are recognized daily on a pro-rata basis and calculated using the compounding method, except when they relate to discounted notes or to foreign transactions, which are calculated using the straight-line method.

Floating rate and foreign-currency-indexed contracts are adjusted for interest and foreign exchange rates applicable at the reporting date.

c)   Cash and cash equivalents

Cash and cash equivalents include: funds available in currency, investments in gold, securities sold under agreements to repurchase and interest-earning deposits in other banks, maturing in 90 days or less, from the time of the acquisition, which are exposed to insignificant risk of change in fair value. These funds are used by Bradesco to manage its short-term commitments.

Cash and cash equivalents detailed balances are presented in Note 5.

d)   Interbank investments

Unrestricted repurchase and reverse repurchase agreements are stated at their fair value. All other interbank investments are stated at cost, plus income earned up to the end of the reporting period, net of any devaluation allowance, if applicable.

The breakdown, terms and proceeds relating to interbank investments are presented in Note 6.

Bradesco     13

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

e)   Securities – Classification

•       Trading securities – securities acquired for the purpose of being actively and frequently traded. They are recognized at cost, plus income earned and adjusted to fair value with changes recognized in the Statement of Income for the period;

•       Available-for-sale securities – securities that are not specifically intended for trading purposes or to be held to maturity. They are recognized at cost, plus income earned, which is recognized in profit or loss in the period and adjusted to fair value with changes recognized in shareholders’ equity, net of tax, which will be transferred to the Statement of Income only when effectively realized; and

•       Held-to-maturity securities – securities for which there is positive intent and financial capacity to hold to maturity. They are recognized at cost, plus income earned recognized in the Statement of Income for the period.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value. Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics. If market prices are not available, fair values are based on traders’ quotations, pricing models, discounted cash flows or similar techniques to determine the fair value and may require judgment or significant estimates by Management.

Classification, breakdown and segmentation of securities are presented in Note 7 (a to c).

f)    Derivative financial instruments (assets and liabilities)

Derivative instruments are classified based on the objective for which the underlying instrument was acquired at the date of purchase, taking into consideration its use for possible hedging purposes.

Operations involving derivative financial instruments are designed to meet the Bank’s own needs in order to manage overall exposure, as well as to meet customer requests to manage their positions. The gains or losses are recognized in the statement of income or shareholders’ equity.

Derivative financial instruments used to mitigate risk deriving from exposure to variations in the fair value of financial assets and liabilities are designated as hedges when they meet the criteria for hedge accounting and are classified according to their nature:

•       Market risk hedge: the gains and losses, realized or not, of the financial instruments classified in this category as well as the financial assets and liabilities, that are the object of the hedge, are recognized in the Statement of Income; and

•       Cash flow hedge: the effective portion of valuation or devaluation of the financial instruments classified in this category is recognized, net of taxes, in a specific account in shareholders’ equity. The ineffective portion of the hedge is recognized directly in the Statement of Income.

A breakdown of amounts included as derivative financial instruments, in the statement of financial position and off-balance-sheet accounts, is disclosed in Note 7 (d to g).

g)   Loans and leasing, advances on foreign exchange contracts, other receivables with credit characteristics and allowance for loan losses

Loans and leasing, advances on foreign exchange contracts and other receivables with credit characteristics are classified by risk level, based on: (i) the parameters established by CMN Resolution No. 2,682/99, which requires risk ratings to have nine levels, from “AA” (minimum risk) to
“H” (maximum risk); and (ii) Management’s assessment of the risk level. This assessment, which is carried out regularly, considers current economic conditions and past experience with loan losses, as well as specific and general risks relating to operations, debtors and guarantors. Moreover, the days-past-due is also considered in the rating of customer risk as per CMN Resolution No. 2,682/99, as follows:

14       December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Past-due period (1)	Customer rating
• from 15 to 30 days	B
• from 31 to 60 days	C
• from 61 to 90 days	D
• from 91 to 120 days	E
• from 121 to 150 days	F
• from 151 to 180 days	G
• more than 180 days	H

(1)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

Interest and inflation adjustments on past-due transactions are only recognized in the Statement of Income up to the 59th day that they are past due. As from the 60th day, they are recognized in off-balance sheet accounts and are only recognized in the Statement of Income when received.

Renegotiated transactions are held, at least, at the same rating as they were classified.

H-rated past-due transactions remain at this level for six months, after which they are written-off against the existing allowance and controlled in off-balance-sheet accounts for at least five years.

Renegotiated transactions are held at the same rating as on the date of the renegotiation or classified in a higher risk rating. Renegotiations already written-off against the allowance and that were recognized in off-balance-sheet accounts, are rated as level “H” and any possible gains derived from their renegotiation are recognized only when they are effectively received. When there is a significant repayment on the operation or when new material facts justify a change in the level of risk, the operation may be reclassified to a lower risk category.

The estimated allowance for loan losses is calculated to sufficiently cover probable losses, considering CMN and Bacen standards and instructions, together with Management’s assessment of the credit risk.

Type, values, terms, levels of risk, concentration, economic sector of client’s activity, renegotiation and income from loans, as well as the breakdown of expenses and statement of financial position accounts for the allowance for loan losses are presented in Note 9.

Leasing

The portfolio of leasing operations consists of contracts firmed with the support of Decree No. 140/84, of the Ministry of Finance, which contains clauses of: (a) non-cancellation; (b) purchase option; and (c) post-fixed or fixed restatement and are accounted for in accordance with the standards established by Bacen, as follows:

I-      Leases receivable

Reflect the balance of installments receivable, restated according to the indexes and criteria established by contractual agreement.

II-    Unearned income from leasing and Guaranteed Residual Value (GRV)

Recorded at the contractual amount, conversely to adjusted accounts of unearned revenues from leasing and Residual value to balance, both submitted through negotiated conditions. The GRV received in advance is recorded in Other Liabilities – Creditors by Anticipation of the Residual Value until the date of contractual termination. The adjustment at present value of the lease payments and the GRV receivable from the financial leasing operations is recognized as excessive/insufficient depreciation on leased assets, in order to reconcile the accounting practices. In operations whose delays are equal to or greater than 60 days, the appropriation to the result occurs upon receipt of contractual installments, in accordance with CMN Resolution No. 2,682/99.

Bradesco     15

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

III-  Leased fixed assets

It is recorded at acquisition cost, minus the accrued depreciations. The depreciation is calculated using the linear method, with the benefit of a 30% reduction in the normal life cycle of the asset, provisioned in the current legislation. The main annual rates of depreciation used, as base for this reduction, are the following: vehicles and the like, 20%; furniture and utensils, 10%; machinery and equipment, 10%; and other assets, 10% and 20%.

IV-  Losses on leases

The losses recorded in the sale of leased assets are deferred and amortized over the remaining normal life cycle of assets, and are shown along with the Leased Fixed Assets (Note 9k).

V-    Excessive (insufficient) depreciation

The accounting records of leasing operations are maintained as legal requirements, specific for this type of operation. The procedures adopted and summarized in items "II" to "IV" above differ from the accounting practices provisioned in Brazilian corporate law, especially concerning the regime of competence in the record of revenues and expenses related to lease contracts. As a result, in accordance with Bacen Circular No. 1,429/89, the present value of outstanding leasing installments was calculated, using the internal rate of return of each contract, recording a leasing revenue or expenditure, conversely to the entries of excessive or insufficient depreciation, respectively, recorded in Permanent Assets, with the objective of adapting the leasing operations to the regime of competence (Note 9k).

h)   Income tax and social contribution (assets and liabilities)

Deferred tax assets, calculated on income tax losses, social contribution losses and temporary differences, are recognized in “Other Receivables - Sundry” and the deferred tax liabilities on tax differences in leasing depreciation (applicable only for income tax), fair value adjustments on securities, monetary update of judicial deposits, among others, are recognized in “Other Liabilities - Tax and Social Security”, in which for the differences in leasing depreciation only the income tax rate is applied.

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the income tax treatment reverses. Deferred tax assets on income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recognized based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, for companies considered as such and for the insurance industry, the social contribution on the profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15. The rate will revert to 15% from January 2019. For the other companies, the social contribution is calculated considering the rate of 9%.

Due to the amendment of the rate, Bradesco Organization recognized, in September 2015, an incremental amount to the deferred tax of social contribution, considering the annual expectations of realization and their respective rates in force in each period, according to the technical study produced.

Provisions were recognized for other income tax and social contribution in accordance with specific applicable legislation.

The breakdown of income tax and social contribution, showing the calculations, the origin and expected use of deferred tax assets, as well as unrecognized deferred tax assets, is presented in Note 33.

16   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

i)    Prepaid expenses

Prepaid expenses consist of funds already disbursed for future benefits or services, which are recognized in the profit or loss on an accrual basis.

Incurred costs relating to assets that will generate revenue in subsequent periods are recognized in the Statement of Income according to the terms and the amount of expected benefits and directly written-off in the Statement of Income when the corresponding assets or rights are no longer part of the institution’s assets or when future benefits are no longer expected.

In the case of the remuneration paid for the origination of credit operations or leasing to the banking correspondents related to credit operations originated during 2015 and 2016, Bradesco opted to recognize part of the total value of compensation, pursuant to the provisions of Bacen Circular
No. 3,738/14.

Prepaid expenses are shown in detail in Note 11b.

j)    Investments

Investments in unconsolidated and jointly controlled companies, where Bradesco has significant influence over the investee or holds at least 20% of the voting rights, are accounted for using the equity method.

Tax incentives and other investments are stated at cost, less allowance for losses/impairment, where applicable.

Subsidiaries are consolidated – the composition of the main companies are disclosed in Note 2. The composition of unconsolidated and jointly controlled companies, as well as other investments, are disclosed in Note 12.

k)   Premises and equipment

Relates to the tangible assets used by the Bank in its activities, including those resulting from transactions that transfer risks, benefits and control of the assets to the Bank.

Premises and equipment are stated at acquisition cost, net of accumulated depreciation, calculated by the straight-line method based on the assets’ estimated economic useful life, using the following rates: real estate – 4% per annum; installations, furniture, equipment for use, security systems and communications – 10% per annum; transport systems – 20% per annum; and data-processing systems – 20% to 40% per annum, and adjusted for impairment, when applicable.

The breakdown of asset costs and their corresponding depreciation, as well as the unrecognized surplus value for real estate and the fixed asset ratios, are disclosed in Note 13.

l)    Deferred assets

According CMN Resolution No. 4,534/16 and Circular Letter No. 3,791/16 to the Central Bank, in November 2016, the deferred charges item was excluded from the accounting plan and the balances were reclassified to the intangible asset. Until these standards came into force, they were recorded at cost of acquisition or formation, net of accumulated depreciation of 20% per year, calculated using the straight-line method, and since December 2008, new operations were already being recorded as assets Intangible assets, in accordance with Bacen Circular Letter No. 3,357/08.

The composition of deferred assets is shown in Note 14.

m) Intangible assets

Relates to the right over intangible assets used by the Bank in its activities.

Intangible assets comprise:

•       Future profitability/acquired client portfolio and acquisition of right to provide banking services: they are recognized and amortized over the period in which the asset will directly and indirectly contribute to future cash flows and adjusted for impairment, where applicable; and

Bradesco     17

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

•       Software: stated at cost less amortization calculated on a straight-line basis over the estimated useful life (20% p.a.), from the date it is available for use and adjusted for impairment, where applicable. Internal software development costs are recognized as an intangible asset when it is possible to show the intent and ability to complete and use the software, as well as to reliably measure costs directly attributable to the intangible asset. These costs are amortized during the software’s estimated useful life, considering the expected future economic benefits.

Intangible assets and the movement in these balances by class, are presented in Note 15.

n)   Impairment

Financial and non-financial assets are tested for impairment.

Impairment evidence may comprise the non-payment or payment delay by the debtor, possible bankruptcy process or the significant or extended decline in an asset value.

An impairment loss of a financial or non-financial asset is recognized in the profit or loss for the period if the carrying amount of an asset or cash-generating unit exceeds its recoverable value. Impairment losses are presented in Note 7c(7), 7h, 12, 13 e 15b.

o)   Securities sold under agreements to repurchase

These are recognized at the value of the liabilities and include, when applicable, related charges up to the end of the reporting period, calculated on a daily pro-rata basis.

A breakdown of the contracts recognized in deposits and securities sold under agreements to repurchase, as well as terms and amounts recognized in the statement of financial position and statement of income, is presented in Note 16.

p)   Provisions, contingent assets and liabilities and legal obligations – tax and social security

Provisions, contingent assets and liabilities, and legal obligations, as defined below, are recognized, measured and disclosed in accordance with the criteria set out in CPC 25, approved by
CMN Resolution No. 3,823/09 and CVM Resolution No. 594/09:

•       Contingent Assets: these are not recognized in the financial statements, except to the extent that there are real guarantees or favorable judicial decisions, to which no further appeals are applicable, and it is considered virtually certain that cash inflows will flow to Bradesco. Contingent assets with a chance of probable success are disclosed in the notes to the financial statements;

•       Provisions: these are recognized taking into consideration the opinion of legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts, whenever an entity has a present obligation (legal or constructive) as a result of a past even, it is probable that an outflow of resources will be required to settle the obligation and when the amount can be reliably measured;

•       Contingent Liabilities: according to CPC 25, the term “contingent” is used for liabilities that are not recognized because their existence will only be confirmed by the occurrence of one or more uncertain future events beyond Management’s control. Contingent liabilities do not meet the criteria for recognition because they are considered as possible losses should only be disclosed in the notes when relevant. Obligations deemed remote are not recognized as a provision nor disclosed; and

•       Legal Obligations – Provision for Tax Risks: results from judicial proceedings, which contest the applicability of tax laws on the grounds of legality or constitutionality, which, regardless of the assessment of the probability of success, are fully provided for in the financial statements.

Details on lawsuits, as well as segregation and changes in amounts recognized, by type, are presented in Note 18.

18   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

q)   Other assets and liabilities

Assets are stated at their realizable amounts, including, when applicable, related income and inflation and exchange variations (on a daily prorated basis), less provision for losses, when deemed appropriate. Liabilities include known or measurable amounts, including related charges and inflation and exchange variations (on a daily prorated basis).

r)    Subsequent events

These refer to events occurring between the reporting date and the date the financial statements are authorized to be issued.

They comprise the following:

•       Events resulting in adjustments: events relating to conditions already existing at the end of the reporting period; and

•       Events not resulting in adjustments: events relating to conditions not existing at the end of the reporting period.

Subsequent events, if any, are described in Note 34.

4)     INFORMATION FOR THE PURPOSE OF COMPARABILITY

From July 2016, Bradesco began consolidating the consolidated financial statements of HSBC Bank Brasil S.A. and its subsidiaries (Note 34f). We presented the main balances of the statement of financial position as of September 30, 2016 and statements of income for the period from July 1, 2016 to September 30, 2016:

R$ thousand
HSBC Brasil (1)
Assets
Current and long-term assets	139,665,906
Funds available	2,244,736
Interbank investments	17,455,233
Securities and derivative financial instruments	26,646,956
Interbank and interdepartmental accounts	17,041,653
Loan and leasing	45,196,618
Other receivables	30,851,968
Other assets	228,742
Permanent	3,249,876
- Investments	1,618,744
- Premises and equipment	1,169,562
- Intangible assets	461,570
Total	142,915,782
Liabilities
Current and long-term liabilities	135,139,274
Demand, term and other deposits	65,015,924
Securities sold under agreements to repurchase	1,988,820
Funds from Acceptances and Issue of Securities	37,570,595
Interbank and interdepartmental accounts	1,261,678
Borrowing and on-lending	5,699,929
Derivative financial instruments	2,659,164
Other liabilities	20,943,164
Non-controlling insterests in associated and controlled companies	107
Shareholders’ equity	7,776,401
Total	142,915,782

Bradesco     19

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

R$ thousand
HSBC Brasil
Income from financial intermediation	6,358,992
Expenses from financial intermediation	(3,756,811)
Financial margin	2,602,181
Allowance for Loan Losses (ALL)	(1,187,495)
Gross Income from financial intermediation	1,414,686
Fee and commission income	632,211
Personnel expenses	(1,069,833)
Other administrative expenses	(918,944)
Tax expenses	(219,069)
Equity in associated and jointly controlled companies	156,931
Other operating income / expenses	15,640
Operating income	11,622
Non-operating expense	(66,409)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	144,609
Net income	89,822

(1)  Considers the companies that make up the consolidated Prudential.

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. From now on, Bradesco will add to the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services

5)     CASH AND CASH EQUIVALENTS

	On December 31 - R$ thousand
	2016	2015
Cash and due from banks in domestic currency	12,508,225	9,243,959
Cash and due from banks in foreign currency	2,071,916	8,069,800
Investments in gold	180	142
Total cash and due from banks	14,580,321	17,313,901
Interbank investments (1)	166,712,306	129,961,555
Total cash and cash equivalents	181,292,627	147,275,456

(1)  Refers to operations that mature in 90 days or less from the date they were effectively invested and with insignificant risk of change in fair value.

20   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

6)      INTERBANK INVESTMENTS

a)    Breakdown and maturity

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Securities purchased under agreements to resell:
Own portfolio position	68,566,345	-	-	-	68,566,345	7,191,876
● Financial treasury bills	33,116,017	-	-	-	33,116,017	2,120,843
● National treasury notes	21,782,551	-	-	-	21,782,551	199,996
● National treasury bills	13,211,887	-	-	-	13,211,887	4,692,145
● Bank deposit certificates	240,455	-	-	-	240,455	171,265
● Debentures	208,986	-	-	-	208,986	3,336
● Other	6,449	-	-	-	6,449	4,291
Funded position	99,329,484	1,081,498	-	-	100,410,982	122,761,173
● Financial treasury bills	46,235,731	1,031,173	-	-	47,266,904	75,789,872
● National treasury notes	29,552,172	50,325	-	-	29,602,497	46,971,301
● National treasury bills	23,541,581	-	-	-	23,541,581	-
Short position	978,509	124,786	-	-	1,103,295	370,759
● National treasury bills	978,509	124,786	-	-	1,103,295	370,759
Subtotal	168,874,338	1,206,284	-	-	170,080,622	130,323,808
Interest-earning deposits in other banks:
● Interest-earning deposits in other banks:	3,344,920	1,613,652	1,748,334	780,394	7,487,300	10,055,972
● Provision for losses	-	-	-	-	-	(34,835)
Subtotal	3,344,920	1,613,652	1,748,334	780,394	7,487,300	10,021,137
Total in 2016	172,219,258	2,819,936	1,748,334	780,394	177,567,922
%	97.0	1.6	1.0	0.4	100.0
Total in 2015	134,390,227	4,196,705	1,242,882	515,131		140,344,945
%	95.8	3.0	0.9	0.3		100.0

b)   Income from interbank investments

Classified in the statement of income as income from operations with securities.

	December 31 YTD - R$ thousand
	2016	2015
Income from investments in purchase and sale commitments:
• Own portfolio position	1,108,738	347,648
• Funded position	20,720,128	19,708,089
• Short position	283,547	382,362
Subtotal	22,112,413	20,438,099
Income from interest-earning deposits in other banks	651,103	508,590
Total (Note 7h)	22,763,516	20,946,689

Bradesco     21

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

7)     SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

Information on securities and derivative financial instruments is as follows:

a)    Summary of the consolidated classification of securities by operating segment and issuer

	On December 31 - R$ thousand
	2016				2015
	Financial	Other Activities	Total	%	Total	%
Trading securities	53,160,117	56	53,160,173	37.4	48,115,797	25.5
- Government securities	20,560,248	-	20,560,248	22.6	15,009,209	8.0
- Corporate securities	15,658,473	56	15,658,529	7.1	14,063,944	7.4
- Derivative financial instruments (1) (6)	16,941,396	-	16,941,396	7.7	19,042,644	10.1
Available-for-sale securities (3)	153,099,549	4,803	153,104,352	56.8	128,530,119	67.9
- Government securities	93,487,733	1,659	93,489,392	29.6	75,782,762	40.0
- Corporate securities	59,611,816	3,144	59,614,960	27.2	52,747,357	27.9
Held-to-maturity securities (3)	12,772,270	-	12,772,270	5.8	12,598,538	6.6
- Government securities	33,083	-	33,083	-	41,092	-
- Corporate securities	12,739,187	-	12,739,187	5.8	12,557,446	6.6
Subtotal	219,031,936	4,859	219,036,795	100.0	189,244,454	100.0
Purchase and sale commitments (2)	104,836	-	104,836	-	79,517	-
Grand total	219,136,772	4,859	219,141,631	100.0	189,323,971	100.0

- Government securities	114,081,064	1,659	114,082,723	52.2	90,833,063	48.0
- Corporate securities	104,950,872	3,200	104,954,072	47.8	98,411,391	52.0
Subtotal	219,031,936	4,859	219,036,795	100.0	189,244,454	100.0
Purchase and sale commitments (2)	104,836	-	104,836	-	79,517	-
Grand total	219,136,772	4,859	219,141,631	100.0	189,323,971	100.0

22   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)      Consolidated classification by category, maturity and operating segment

I)    Trading securities

Securities	On December 31 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (4) (5)	Original amortized cost	Mark-to-market	Fair/book value (4 (5)	Mark-to-market
- Financial	26,285,206	3,006,221	2,906,223	20,962,467	53,160,117	62,571,350	(9,411,233)	48,086,921	(7,425,056)
Financial treasury bills	48,694	2,144	267,713	10,294,603	10,613,154	10,637,245	(24,091)	8,479,973	18
National treasury notes	63,523	200,946	14,761	5,867,052	6,146,282	5,886,842	259,440	3,355,996	(147,652)
Financial bills	222,584	1,308,336	2,056,795	263,707	3,851,422	3,841,857	9,565	5,082,512	(53,580)
National treasury bills	224,850	40,605	241,845	1,566,514	2,073,814	2,065,726	8,088	1,272,078	(5,352)
Debentures	39,488	16,499	189,039	1,583,753	1,828,779	2,061,571	(232,792)	2,836,517	(131,115)
Brazilian foreign debt securities	1,307,266	-	-	50,759	1,358,025	1,359,932	(1,907)	1,426,416	(8,476)
Derivative financial instruments (1) (6)	15,734,634	973,846	120,004	112,912	16,941,396	26,289,514	(9,348,118)	19,042,644	(7,046,069)
Other	8,644,167	463,845	16,066	1,223,167	10,347,245	10,428,663	(81,418)	6,590,785	(32,830)
- Other activities	56	-	-	-	56	56	-	28,875	-
Other	56	-	-	-	56	56	-	28,875	-
Subtotal	26,285,262	3,006,221	2,906,223	20,962,467	53,160,173	62,571,406	(9,411,233)	48,115,796	(7,425,056)
Purchase and sale commitments - Financial (2)	104,836	-	-	-	104,836	104,836	-	79,517	-
Grand total	26,390,098	3,006,221	2,906,223	20,962,467	53,265,009	62,676,242	(9,411,233)	48,195,313	(7,425,056)
Derivative financial instruments (liabilities) (6)	(12,399,309)	(534,524)	(279,662)	(192,892)	(13,406,387)	(11,671,002)	(1,735,385)	(19,345,476)	(5,844,034)

Bradesco     23

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)   Available-for-sale securities

Securities (7)	On December 31 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Fair/book value (4) (5)	Original amortized cost	Mark-to-market	Fair/book value (4) (5)	Mark-to-market
Financial	10,783,859	7,632,308	2,320,671	132,362,711	153,099,549	154,726,937	(1,627,388)	128,525,599	(5,164,772)
National treasury bills	120,042	3,416,175	1,560,524	52,049,807	57,146,548	56,431,511	715,037	37,627,316	(121,382)
Debentures	407,659	1,162,184	496,636	36,667,559	38,734,038	40,186,976	(1,452,938)	30,087,779	(6,578)
National treasury notes	2,729,317	2,085,988	-	28,650,163	33,465,468	33,103,182	362,286	35,749,489	(1,365,727)
Foreign corporate securities	1,657	37,211	50,188	10,995,554	11,084,610	11,748,186	(663,576)	11,632,913	(3,472,453)
Shares	6,233,670	-	-	-	6,233,670	6,656,473	(422,803)	6,875,043	(1,407)
Financial treasury bills	129,924	42,210	11,498	2,139,330	2,322,962	2,324,316	(1,354)	600,428	83
Promissory Notes	97,300	512,489	201,825	297,669	1,109,283	1,102,127	7,156	1,558,616	(6,849)
Certificates of real estate receivables	21,468	-	-	865,209	886,677	1,094,537	(207,860)	1,090,385	(142,522)
Other	1,042,822	376,051	-	697,420	2,116,293	2,079,629	36,664	3,303,630	(47,937)
- Other activities	3,144	-	-	1,659	4,803	4,779	24	4,521	34
Other	3,144	-	-	1,659	4,803	4,779	24	4,521	34
Subtotal	10,787,003	7,632,308	2,320,671	132,364,370	153,104,352	154,731,716	(1,627,364)	128,530,120	(5,164,738)
Hedge - cash flow (Note 7f)	-	-	-	-	-	-	43,190	-	(69,291)
Securities reclassified to “Held-to-maturity securities” (3)	-	-	-	-	-	-	(323,158)	-	(353,702)
Grand total	10,787,003	7,632,308	2,320,671	132,364,370	153,104,352	154,731,716	(1,907,332)	128,530,120	(5,587,731)

III) Held-to-maturity securities

Securities (3)	On December 31 - R$ thousand
	2016							2015
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Amortized cost (4)	Fair Value (5)	Gain (loss) not accounted for	Amortized cost (4)	Gain (loss) not accounted for
- Financial	-	-	-	12,772,270	12,772,270	11,443,461	(1,328,809)	12,598,538	(1,328,973)
Certificates of real estate receivables	-	-	-	12,739,187	12,739,187	11,379,323	(1,359,864)	12,557,446	(1,331,390)
Others	-	-	-	33,083	33,083	64,138	31,055	41,092	2,417
Total	-	-	-	12,772,270	12,772,270	11,443,461	(1,328,809)	12,598,538	(1,328,973)

24   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)      Breakdown of the portfolios by financial statement classification

Securities	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (4) (5)	Total in 2015 (4) (5)
Own portfolio	21,319,266	7,292,917	3,203,601	87,333,135	119,148,919	116,061,365
Fixed income securities	13,520,507	7,292,917	3,203,601	87,333,135	111,350,160	108,694,627
• Debentures	447,147	1,178,683	685,675	38,251,312	40,562,817	32,924,295
• National treasury bills	344,892	3,416,175	-	14,067,254	17,828,321	20,316,107
• Certificates of real estate receivables	21,468	-	-	13,672,096	13,693,564	13,687,790
• National treasury notes	2,792,840	-	-	10,202,365	12,995,205	11,220,945
• Financial treasury bills	55,546	127	193,052	6,452,335	6,701,060	5,698,562
• Financial bills	248,467	1,684,387	2,056,795	263,705	4,253,354	5,143,744
• Foreign corporate securities	173,516	140,743	66,180	2,611,497	2,991,936	8,252,434
• Foreign corporate securities	1,307,266	-	-	472,868	1,780,134	1,472,300
• Promissory Notes	97,300	512,489	201,825	297,669	1,109,283	1,558,616
• Bank deposit certificates	37,926	360,313	-	15,335	413,574	601,915
• Foreign government securities	42,777	-	-	325,455	368,232	2,220,799
• Compromised transactions (2)	104,836	-	-	-	104,836	79,517
• Other	7,846,526	-	74	701,244	8,547,844	5,517,603
Equity securities	7,798,759	-	-	-	7,798,759	7,366,738
• Shares of listed companies	7,798,759	-	-	-	7,798,759	7,366,738
Restricted securities	123,201	2,371,766	1,708,266	71,234,549	75,437,782	49,176,233
Repurchase agreements	-	2,312,436	1,604,486	59,106,653	63,023,575	41,590,713
• National treasury bills	-	-	1,568,156	28,838,611	30,406,767	11,156,098
• National treasury notes	-	2,286,932	14,761	19,338,428	21,640,121	24,587,596
• Foreign corporate securities	-	-	-	8,642,151	8,642,151	4,306,897
• Financial treasury bills	-	25,504	21,569	2,184,622	2,231,695	1,540,122
• Other	-	-	-	102,841	102,841	-
Brazilian Central Bank	120,363	-	461	53,383	174,207	22,065
• Financial treasury bills	120,363	-	-	-	120,363	-
• National treasury notes	-	-	461	53,383	53,844	22,065

Bradesco     25

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Securities	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (4) (5)	Total in 2015 (4) (5)
Privatization rights	-	-	-	48,706	48,706	52,473
Guarantees provided	2,838	59,330	103,319	12,025,807	12,191,294	7,510,982
• National treasury bills	-	40,605	38,729	4,917,102	4,996,436	2,516,854
• National treasury notes	-	-	-	4,059,976	4,059,976	3,141,485
• Financial treasury bills	2,709	18,725	64,590	3,048,729	3,134,753	1,843,172
• Other	129	-	-	-	129	9,471
Derivative financial instruments (1) (6)	15,734,634	973,846	120,004	112,912	16,941,396	19,042,644
Securities subject to unrestricted repurchase agreements	-	-	195,023	7,418,511	7,613,534	5,043,729
• National treasury bills	-	-	195,023	5,739,971	5,934,994	4,888,270
• National treasury notes	-	-	-	926,099	926,099	155,459
• Financial treasury bills	-	-	-	752,441	752,441	-
Grand total	37,177,101	10,638,529	5,226,894	166,099,107	219,141,631	189,323,971
%	17.0	4.9	2.4	75.7	100.0	100.0

(1)  Consistent with the criteria in Bacen Circular Letter No. 3,068/01 and due to the characteristics of the securities, we are classifying the derivative financial instruments, except those considered as cash flow hedges in the category Trading Securities;

(2)  Refers to of investment funds and managed portfolios invested in repo operations with Bradesco, the owners of which are controlled companies included in the consolidated financial statements of the Prudential Conglomerate;

(3)  In compliance with Article 8 of Bacen Circular Letter No. 3,068/01, Bradesco declares that it has the financial capacity and intention to maintain held-to-maturity securities until their maturity dates.  The mark-to-market of securities, which were transferred from the category "Available-for-Sale Securities" to the category of "Securities Held to Maturity", in June 2015 and in December 2013, was maintained in the shareholders’ equity and will be recognized in the results for the remaining term of these securities, according to Bacen Circular No. 3,068/01;

(4)  The number of days to maturity was based on the contractual maturity of the instruments, regardless of their accounting classification;

(5)  The fair value of securities is determined based on the market price available at the end of the reporting period. If no market price quotation is available at the end of the reporting period, amounts are estimated based on the prices quoted by dealers, pricing models, quotation models or price quotations for instruments with similar characteristics. For investment funds, the original amortized cost reflects the fair value of the respective quotas;

(6)  Includes hedge for protection of assets and liabilities, denominated in or indexed to foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities. For a better analysis of these items, consider the net exposure (Note 7d II); and

(7)  In the year ended December 31, 2016, there were impairment losses in the amount of R$1,344,601 thousand, related to securities classified in the category "Available-for-Sale Securities" (R$135,850 thousand in 2015).

26   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)      Derivative financial instruments

Bradesco carries out transactions involving derivative financial instruments, which are recognized in the statement of financial position or in off-balance-sheet accounts, to meet its own needs in managing its global exposure, as well as to meet its customer’s requests, in order to manage their exposure, These operations involve a range of derivatives, including interest rate swaps, currency swaps, futures and options, Bradesco’s risk management policy is based on the utilization of derivative financial instruments mainly to mitigate the risks from operations carried out by the Bank and its subsidiaries.

Securities classified as trading and available-for-sale, as well as derivative financial instruments, are recognized in the consolidated statement of financial position at their fair value, Fair value is generally based on quoted market prices or quotations for assets or liabilities with similar characteristics, Should market prices not be available, fair values are based on dealer quotations, pricing models, discounted cash flows or similar techniques for which the determination of fair value may require judgment or significant estimates by Management.

Quoted market prices are used to determine the fair value of derivative financial instruments, The fair value of swaps is determined by using discounted cash flow modeling techniques that use yield curves, reflecting adequate risk factors, The information to build yield curves is mainly obtained from the Securities, Commodities and Futures Exchange (BM&FBOVESPA) and the domestic and international secondary market, These yield curves are used to determine the fair value of currency swaps, interest rate and other risk factor swaps.

The fair value of forward and futures contracts is also determined based on market price quotations for derivatives traded on an exchange or using methodologies similar to those outlined for swaps, The fair values of credit derivative instruments are determined based on market price quotation or from specialized entities, The fair value of options is determined based on mathematical models, such as Black & Scholes, using yield curves, implied volatilities and the fair value of corresponding assets, Current market prices are used to calculate volatility.

Derivative financial instruments in Brazil mainly refer to swaps and futures and are registered at the OTC Clearing House (Cetip) and BM&FBOVESPA.

Operations involving forward contracts of interest rates, indexes and currencies are contracted by Management to hedge Bradesco’s overall exposures and to meet customer needs.

Foreign derivative financial instruments refer to swap, forward, options, credit and futures operations and are mainly carried out at the stock exchanges in Chicago and New York, as well as the over-the-counter (OTC) markets.

Bradesco     27

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

I)   Amount of derivative financial instruments recognized in off-balance-sheet accounts

	On December 31 - R$ thousand
	2016		2015
	Grand total amount	Net amount	Grand total amount	Net amount
Futures contracts
Purchase commitments:	132,086,746	-	153,287,275	-
- Interbank market	104,638,551	60,392,195	119,152,260	93,363,261
- Foreign currency (1)	27,399,904	-	34,101,616	-
- Other	48,291	47,324	33,399	-
Sale commitments:	102,937,341	-	67,214,114	-
- Interbank market (2)	44,246,356	-	25,788,999	-
- Foreign currency (3)	58,690,018	31,290,114	41,360,434	7,258,818
- Other	967	-	64,681	31,282

Option contracts
Purchase commitments:	9,569,190	-	4,412,516	-
- Interbank market	1,974,175	231,280	3,824,996	186,806
- Foreign currency	7,567,515	4,731,221	559,071	-
- Other	27,500	27,500	28,449	-
Sale commitments:	4,579,189	-	9,901,395	-
- Interbank market	1,742,895	-	3,638,190	-
- Foreign currency	2,836,294	-	6,233,860	5,674,789
- Other	-	-	29,345	896

Forward contracts
Purchase commitments:	16,681,944	-	15,132,203	-
- Foreign currency	16,633,033	-	15,014,083	-
- Other	48,911	-	118,120	-
Sale commitments:	19,624,951	-	16,206,711	-
- Foreign currency	18,036,706	1,403,673	16,056,742	1,042,659
- Other	1,588,245	1,539,334	149,969	31,849

Swap contracts
Assets (long position):	79,546,229	-	125,696,298	-
- Interbank market	20,377,476	11,551,440	45,693,291	-
- Fixed rate	50,100,855	25,274,411	43,858,054	40,363,110
- Foreign currency	7,276,143	-	33,543,125	22,011,883
- IGPM	768,950	-	1,336,950	1,141,950
- Other	1,022,805	-	1,264,878	-
Liabilities (short position):	50,962,798	-	72,330,795	-
- Interbank market	8,826,036	-	53,982,529	8,289,238
- Fixed rate	24,826,444	-	3,494,944	-
- Foreign currency (3)	14,201,872	6,925,729	11,531,242	-
- IGPM	1,010,500	241,550	195,000	-
- Other	2,097,946	1,075,141	3,127,080	1,862,202

Derivatives include operations maturing in D+1.

(1)  Includes, on December 31, 2015, cash flow hedge to protect the firm commitment, concerning the contract of purchase and sale of shares, totaling R$20,250,293 thousand;

(2)  Includes, on December 31, 2016, cash flow hedges to protect IDI-related investments, totaling R$21,502,218 thousand (Note 7f) (R$28,251,095 thousand in 2015); and

(3)  Includes specific hedges to protect assets and liabilities, arising from foreign investments, totaling R$47,266,464 thousand (R$56,280,814 thousand in 2015).

28   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

II)  Breakdown of derivative financial instruments (assets and liabilities) shown at original amortized cost and fair value

	On December 31 - R$ thousand
	2016			2015
	Original amortized cost	Mark-to-market adjustment	Fair market value	Original amortized cost	Mark-to-market adjustment	Fair market value
Adjustment payables - swaps (1)	22,760,282	(9,313,969)	13,446,313	23,657,821	(7,028,285)	16,629,536
Adjustment receivable - future	5,047	-	5,047	19,394	-	19,394
Receivable forward purchases	150,086	-	150,086	1,863,780	-	1,863,780
Receivable forward sales	3,035,377	-	3,035,377	321,953	-	321,953
Premiums on exercisable options	338,722	(34,149)	304,573	225,765	(17,784)	207,981
Total assets (A)	26,289,514	(9,348,118)	16,941,396	26,088,713	(7,046,069)	19,042,644
Adjustment payables - swaps	(8,758,592)	(1,735,312)	(10,493,904)	(10,112,719)	(5,863,369)	(15,976,088)
Adjustment receivable - future	(737)	-	(737)	(20,363)	-	(20,363)
Payable forward purchases	(1,066,718)	-	(1,066,718)	(47,195)	-	(47,195)
Payable forward sales/other	(1,584,951)	-	(1,584,951)	(3,180,895)	-	(3,180,895)
Premiums on written options	(260,004)	(73)	(260,077)	(140,270)	19,335	(120,935)
Total liabilities (B)	(11,671,002)	(1,735,385)	(13,406,387)	(13,501,442)	(5,844,034)	(19,345,476)

Net Effect (A-B)	14,618,512	(11,083,503)	3,535,009	12,587,271	(12,890,103)	(302,832)

(1)  Includes receivable adjustments relating to hedge of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities.

III)    Futures, options, forward and swap contracts – (Reference Value)

	On December 31 - R$ thousand
	1 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	2016	2015
Futures contracts (1)	102,977,764	9,530,011	9,844,936	112,671,376	235,024,087	220,501,389
Option contracts	10,044,338	587,986	2,988,624	527,431	14,148,379	14,313,911
Forward contracts	20,894,959	7,554,290	4,453,133	3,404,513	36,306,895	31,338,914
Swap contracts (1)	18,592,643	11,307,608	8,824,006	91,784,770	130,509,027	198,027,093
Total in 2016	152,509,704	28,979,895	26,110,699	208,388,090	415,988,388
Total in 2015	231,625,607	55,752,780	39,247,229	137,555,691		464,181,307

(1)  Includes contracts relating to hedges for the protection of assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments, eliminating the effects of exchange variation of these assets and liabilities

IV) Types of margin offered in guarantee of derivative financial instruments, mainly futures contracts

	On December 31 - R$ thousand
	2016	2015
Government securities
National treasury notes	4,443,424	3,166,558
National treasury bills	2,840,800	94,479
Total	7,284,224	3,261,037

Bradesco     29

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

V)  Revenues and expenses, net

	December 31 YTD- R$ thousand
	2016	2015
Swap contracts (1)	2,711,592	(182,415)
Forward contracts	572,891	(2,437,673)
Option contracts	(296,108)	184,159
Futures contracts (1) (2)	12,760,291	(4,599,822)
Total (Nota 7h)	15,748,666	(7,035,751)

(1)  Includes the gain (loss) and the respective adjustment to the market capitalization of the hedge for protection of the assets and liabilities, designated and/or indexed in foreign currency, primarily, arising from foreign investments; and

(2)  Includes, the results and respective adjustment to the market value of the hedge of the firm commitment, concerning the purchase and sale of shares agreement, which was offset, completely, by the adjustment of the market value of the hedge object (Nota 33e).

VI) Reference values of derivative financial instruments, by trading location and counterparts

	On December 31 - R$ thousand
	2016	2015
BM&FBOVESPA (stock exchange)	234,979,826	194,819,447
CETIP (over-the-counter)	154,396,924	225,747,300
Overseas (stock exchange) (1)	16,835,168	25,776,762
Overseas (over-the-counter) (1)	9,776,470	17,837,798
Total	415,988,388	464,181,307

(1)  Comprised of operations carried out on the Chicago and New York Stock Exchanges and over-the-counter markets.

e)      Credit Default Swaps (CDS)

On December 31, 2016, Bradesco had credit default swaps (CDS) with the following characteristics: the risk received in credit swaps whose underlying assets are “debt securities issued by companies" in the amount of R$114,069 thousand (R$136,668 thousand in 2015) and “bonds of the Brazilian public debt” in the amount of R$668,115 thousand and the risk transferred in credit swaps whose underlying assets are “derivatives of the Brazilian public debt” is R$(16,296) thousand, amounting to a total net credit risk value of negative R$765,888 thousand (R$136,668 thousand in 2015), with an effect on the calculation of required shareholders’ equity of negative R$11,977 thousand (R$15,033 thousand in 2015). The contracts related to credit derivatives transactions described above are due in 2021. The mark-to-market of the protection rates that remunerates the counterparty that received the risk totaled R$(1,067) thousand (R$42 thousand in 2015). There were no credit events, as defined in the agreements, during the period.

f)       Cash flow hedge

On December 31, 2016, Bradesco used cash flow hedges to protect the cash flow from receipts of interest on investments in securities, related to the risk of a variable interest rate of the DI, using DI Futures contracts, amounting to R$21,502,218 thousand (R$28,251,095 thousand in 2015), having as object of hedge the securities backed in DI, to the sum of R$21,476,571 thousand (R$25,541,835 thousand in 2015), making the cash flow fixed in advance. The adjustment to fair value of these operations recognized in the shareholders’ equity was R$43,190 thousand (R$73,843 thousand in 2015), net of tax effects was R$25,914 thousand (R$44,306 thousand in 2015). The non-effective fair value recognized in profit or loss was of R$(9,815) thousand. On December 31, 2015, Bradesco constituted hedge accounting, with the aim of protecting its cash flows from payment of interest rates on funds, regarding the floating interest rate of DI, being traded DI Future contracts on BM&FBOVESPA totaling R$20,038,119 thousand, having as object of hedge captures linked to DI, totaling R$20,334,375 thousand, converting to fixed cash flows. The adjustment to fair value of these operations recognized in the shareholders’ equity was R$4,552 thousand, net of tax effects was R$2,731 thousand. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

30   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)      Hedge against market risk

On December 31, 2015, Bradesco had a hedge against market risk using the futures contracts and, later, with cash in foreign currencies which generated R$(1,406,154) thousand, for protection from the effects of the exchange rate variation of the firm commitment, related to the contract for the purchase and sale of shares (Note 34f), which produced an adjustment at fair value of R$(1,761,964) thousand. The effect of these operations resulted in the revenue of R$(355,810) thousand. The effectiveness of the hedge portfolio was assessed in accordance with Bacen Circular Letter No. 3,082/02.

h)      Income from securities, insurance and derivative financial instruments

	December 31 YTD- R$ thousand
	2016	2015
Fixed income securities (1)	21,580,476	19,496,468
Interbank investments (Note 6b)	22,763,516	20,946,689
Equity securities (2)	(253,538)	169,231
Subtotal	44,090,454	40,612,388
Income from derivative financial instruments (Note 7d V)	15,748,666	(7,035,751)
Total	59,839,120	33,576,637

(1)  During the year ended December 31, 2016, it includes the losses through impairment to the sum of R$1,236,307 thousand; and

(2)  During the year ended December 31, 2016, it includes the losses through impairment to the sum of R$108,297 thousand (R$135,850 thousand in 2015).

8)      INTERBANK ACCOUNTS – RESERVE REQUIREMENT

a)       Reserve requirement

	On December 31 - R$ thousand
	Remuneration	2016	2015
Reserve requirement – demand deposits	not remunerated	7,266,416	3,889,953
Reserve requirement – savings deposits	savings index	19,164,904	19,406,668
Reserve requirement – time deposits	Selic rate	16,798,087	16,399,981
Additional reserve requirement – savings deposits	Selic rate	5,245,387	5,023,233
Additional reserve requirement – time deposits	Selic rate	9,561,737	10,072,059
Reserve requirement – SFH	TR + interest rate	792,642	686,217
Total		58,829,173	55,478,111

b)       Revenue from reserve requirement

	December 31 YTD- R$ thousand
	2016	2015
Reserve requirement – Bacen	5,667,516	4,587,412
Reserve requirement – SFH	50,043	16,583
Total	5,717,559	4,603,995

Bradesco     31

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

9)      LOANS

Information relating to loans, including advances on foreign exchange contracts, leasing and other receivables with credit characteristics is shown below:

a)   By type and maturity

	On December 31 - R$ thousand
	Performing loans
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (A)	% (5)	Total in 2015 (A)	% (5)
Discounted trade receivables and loans (1)	22,226,613	12,469,940	11,208,710	20,564,396	23,522,460	66,893,393	156,885,512	36.0	158,793,299	38.5
Financing	4,411,624	4,265,978	3,917,485	11,769,982	17,391,219	89,767,184	131,523,472	30.2	124,958,871	30.3
Agricultural and agribusiness loans	559,902	689,399	683,149	2,333,820	7,646,902	8,945,196	20,858,368	4.8	20,263,922	4.9
Subtotal	27,198,139	17,425,317	15,809,344	34,668,198	48,560,581	165,605,773	309,267,352	71.0	304,016,092	73.7
Leasing	150,254	145,700	122,509	347,187	543,625	1,247,899	2,557,174	0.6	2,821,669	0.7
Advances on foreign exchange contracts (2)	967,490	1,952,177	1,781,249	2,569,210	1,833,864	-	9,103,990	2.1	7,631,999	1.9
Subtotal	28,315,883	19,523,194	17,713,102	37,584,595	50,938,070	166,853,672	320,928,516	73.7	314,469,760	76.3
Other receivables (3)	12,046,446	7,753,050	2,691,394	5,326,237	4,486,165	1,452,315	33,755,607	7.7	25,251,243	6.1
Total loans	40,362,329	27,276,244	20,404,496	42,910,832	55,424,235	168,305,987	354,684,123	81.4	339,721,003	82.4
Sureties and guarantees (4)	4,331,635	1,665,670	1,180,338	5,947,167	15,753,938	50,069,053	78,947,801	18.1	69,883,007	16.9
Loan assignment - real estate receivables certificate	42,003	42,000	41,998	120,872	180,390	606,485	1,033,748	0.2	1,159,747	0.3
Acquisition of credit card receivables	391,601	159,946	76,165	104,462	43,677	-	775,851	0.2	1,292,981	0.3
Loans available for import (4)	75,508	39,131	73,046	92,911	39,940	8,479	329,015	0.1	245,751	0.1
Confirmed exports loans (4)	4,158	6,562	1,957	33,572	20,000	-	66,249	-	40,092	-
Co-obligation from assignment of rural loan (4)	-	-	-	-	-	81,653	81,653	-	91,234	-
Total in 2016	45,207,234	29,189,553	21,778,000	49,209,816	71,462,180	219,071,657	435,918,440	100.0
Total in 2015	41,358,470	28,667,671	18,855,035	44,739,069	63,153,454	215,660,116			412,433,815	100.0

32  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	Non-performing loans
	Past-due installments
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 540 days	Total in 2016 (B)	% (5)	Total in 2015 (B)	% (5)
Discounted trade receivables and loans (1)	1,678,411	1,765,075	1,389,652	3,542,404	5,345,870	13,721,412	77.6	10,226,852	87,5
Financing	455,708	253,194	181,924	456,891	316,299	1,664,016	9.4	889,667	7,6
Agricultural and agribusiness loans	49,508	87,949	125,903	150,550	72,099	486,009	2.7	275,059	2,4
Subtotal	2,183,627	2,106,218	1,697,479	4,149,845	5,734,268	15,871,437	89.7	11,391,578	97,5
Leasing	12,158	10,380	7,737	15,054	10,047	55,376	0.3	56,188	0,5
Advances on foreign exchange contracts (2)	10,356	50,944	47,428	13,115	-	121,843	0.7	14,768	0,1
Subtotal	2,206,141	2,167,542	1,752,644	4,178,014	5,744,315	16,048,656	90.7	11,462,534	98,1
Other receivables (3)	1,118,927	36,377	33,112	220,308	228,396	1,637,120	9.3	224,702	1,9
Grand total in 2016	3,325,068	2,203,919	1,785,756	4,398,322	5,972,711	17,685,776	100.0
Grand total in 2015	1,914,268	1,550,440	1,282,453	3,119,025	3,821,050			11,687,236	100.0

	On December 31 - R$ thousand
	Non-performing loans
	Installments not yet due
	1 to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	More than 360 days	Total in 2016 (C)	% (5)	Total in 2015 (C)	% (5)
Discounted trade receivables and loans (1)	924,652	802,295	669,229	1,653,595	2,558,517	6,349,289	12,957,577	65.4	10,023,856	64.2
Financing	284,522	262,701	238,416	696,760	1,047,108	3,752,689	6,282,196	31.8	5,045,239	32.4
Agricultural and agribusiness loans	810	1,720	2,239	13,709	76,243	231,888	326,609	1.7	304,851	2.0
Subtotal	1,209,984	1,066,716	909,884	2,364,064	3,681,868	10,333,866	19,566,382	98.9	15,373,946	98.6
Leasing	11,115	11,491	9,569	26,170	40,295	72,166	170,806	0.9	194,920	1.3
Subtotal	1,221,099	1,078,207	919,453	2,390,234	3,722,163	10,406,032	19,737,188	99.8	15,568,866	99.9
Other receivables (3)	4,379	3,841	3,269	7,906	9,302	12,780	41,477	0.2	12,371	0.1
Total in 2016	1,225,478	1,082,048	922,722	2,398,140	3,731,465	10,418,812	19,778,665	100.0
Total in 2015	1,018,207	847,664	796,478	1,934,457	3,098,535	7,885,896			15,581,237	100.0

Bradesco     33

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	Total
	Total in 2016 (A+B+C)	% (5)	Total in 2015 (A+B+C)	% (5)
Discounted trade receivables and loans (1)	183,564,501	38.7	179,044,007	40.7
Financing	139,469,684	29.5	130,893,777	29.8
Agricultural and agribusiness loans	21,670,986	4.6	20,843,832	4.7
Subtotal	344,705,171	72.8	330,781,616	75.2
Leasing	2,783,356	0.6	3,072,777	0.7
Advances on foreign exchange contracts (2) (Note 10a)	9,225,833	1.9	7,646,767	1.7
Subtotal	356,714,360	75.3	341,501,160	77.6
Other receivables (3)	35,434,204	7.5	25,488,316	5.8
Total loans	392,148,564	82.8	366,989,476	83.4
Sureties and guarantees (4)	78,947,801	16.7	69,883,007	15.9
Loan assignment – real estate receivables certificate	1,033,748	0.2	1,159,747	0.3
Acquisition of credit card receivables	775,851	0.2	1,292,981	0.3
Loans available for import (4)	329,015	0.1	245,751	0.1
Confirmed exports loans (4)	66,249	-	40,092	-
Co-obligation from assignment of rural loan (4)	81,653	-	91,234	-
Total in 2016	473,382,881	100.0
Total in 2015			439,702,288	100.0

(1)  Including credit card loans and advances on credit card receivables of R$17,481,923 thousand (R$16,868,308 thousand in 2015);

(2)  Advances on foreign exchange contracts are classified as a deduction from “Other Liabilities”;

(3)  The item “Other Receivables” comprises receivables on sureties and guarantees honored, receivables on sale of assets, securities and credits receivable, income receivable from foreign exchange contracts and export contracts and credit card receivables (cash and installment purchases at merchants) totaling R$25,628,739 thousand (R$20,745,581 thousand in 2015);

(4)  Recognized in off-balance sheet accounts; and

(5)  Percentage of each type in relation to the total loan portfolio, including sureties and guarantee, loan assignment and acquisition of receivables.

34  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b) By type and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Discounted trade receivables and loans	33,117,864	77,815,331	11,906,683	23,621,868	8,813,321	4,616,965	3,102,844	2,562,329	18,007,296	183,564,501	46.8	179,044,007	48.8
Financing	83,451,517	21,503,635	19,630,512	6,782,767	3,121,692	1,193,060	478,434	370,117	2,937,950	139,469,684	35.6	130,893,777	35.7
Agricultural and agribusiness loans	5,604,641	4,857,598	7,730,504	2,078,275	753,810	263,823	68,451	81,815	232,069	21,670,986	5.5	20,843,832	5.7
Subtotal	122,174,022	104,176,564	39,267,699	32,482,910	12,688,823	6,073,848	3,649,729	3,014,261	21,177,315	344,705,171	87.9	330,781,616	90.2
Leasing	337,586	444,775	1,700,257	51,298	52,951	30,701	17,595	22,141	126,052	2,783,356	0.7	3,072,777	0.8
Advances on foreign exchange contracts (2)	2,448,149	3,033,800	2,051,733	1,409,647	132,081	45,167	36,148	9,180	59,928	9,225,833	2.4	7,646,767	2.1
Subtotal	124,959,757	107,655,139	43,019,689	33,943,855	12,873,855	6,149,716	3,703,472	3,045,582	21,363,295	356,714,360	91.0	341,501,160	93.1
Other receivables	4,108,820	21,058,129	3,143,892	4,249,883	295,690	98,687	61,180	60,084	2,357,839	35,434,204	9.0	25,488,316	6.9
Total in 2016	129,068,577	128,713,268	46,163,581	38,193,738	13,169,545	6,248,403	3,764,652	3,105,666	23,721,134	392,148,564	100.0
%	32.9	32.8	11.8	9.7	3.4	1.6	1.0	0.8	6.0	100.0
Total in 2015	75,714,421	147,688,858	65,230,625	43,945,919	10,027,355	3,794,578	3,444,653	2,090,745	15,052,322			366,989,476	100.0
%	20.6	40.3	17.8	12.0	2.7	1.0	0.9	0.6	4.1			100.0

(1)  Percentage of each type in relation to the total loan portfolio, excluding sureties and guarantees, loan assignments, acquisition of receivables and co-obligation in rural loan assignments; and

(2)  See Note 10a.

Bradesco     35

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)     Maturity ranges and levels of risk

	On December 31 - R$ thousand
	Levels of risk
	Non-performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Installments not yet due	-	-	1,269,272	3,628,382	3,317,230	1,912,446	1,417,341	1,213,700	7,020,294	19,778,665	100.0	15,581,237	100.0
1 to 30	-	-	156,772	239,916	157,925	101,702	78,074	72,846	418,243	1,225,478	6.2	1,018,207	6.5
31 to 60	-	-	110,163	189,001	144,682	92,621	74,575	69,969	401,037	1,082,048	5.5	847,664	5.4
61 to 90	-	-	93,238	151,219	127,118	81,298	65,500	59,902	344,447	922,722	4.7	796,478	5.1
91 to 180	-	-	196,646	380,797	341,905	221,464	173,917	160,167	923,244	2,398,140	12.1	1,934,457	12.4
181 to 360	-	-	243,537	628,104	549,220	364,937	279,556	251,042	1,415,069	3,731,465	18.9	3,098,535	19.9
More than 360	-	-	468,916	2,039,345	1,996,380	1,050,424	745,719	599,774	3,518,254	10,418,812	52.6	7,885,896	50.7
Past-due installments (2)	-	-	430,095	1,261,493	1,351,781	1,360,373	1,192,410	1,366,919	10,722,705	17,685,776	100.0	11,687,236	100.0
1 to 14	-	-	5,505	88,438	102,302	219,729	33,240	25,047	339,832	814,093	4.6	757,031	6.5
15 to 30	-	-	416,114	321,534	151,587	90,251	53,872	44,667	1,432,950	2,510,975	14.2	1,157,237	9.9
31 to 60	-	-	8,476	808,202	338,602	177,791	107,861	238,067	524,920	2,203,919	12.5	1,550,440	13.3
61 to 90	-	-	-	37,180	726,253	207,338	221,747	105,162	488,076	1,785,756	10.1	1,282,453	11.0
91 to 180	-	-	-	6,139	33,037	652,062	752,975	932,332	2,021,777	4,398,322	24.9	3,119,025	26.7
181 to 360	-	-	-	-	-	13,202	22,715	21,644	5,703,174	5,760,735	32.5	3,726,230	31.8
More than 360	-	-	-	-	-	-	-	-	211,976	211,976	1.2	94,820	0.8
Subtotal	-	-	1,699,367	4,889,875	4,669,011	3,272,819	2,609,751	2,580,619	17,742,999	37,464,441		27,268,473
Specific provision	-	-	16,994	146,696	466,901	982,117	1,305,418	1,806,977	17,742,999	22,468,102		14,273,631

(1)  Percentage of maturities by type of installment; and

(2)  For transactions with terms of more than 36 months, past-due periods are doubled, as permitted by CMN Resolution No. 2,682/99.

36   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	Levels of risk
	Performing loans
	AA	A	B	C	D	E	F	G	H	Total in 2016	% (1)	Total in 2015	% (1)
Installments not yet due	129,068,577	128,713,268	44,464,214	33,303,863	8,500,534	2,975,584	1,154,901	525,047	5,978,135	354,684,123	100.0	339,721,003	100.0
1 to 30	8,203,013	19,434,389	3,768,012	6,319,409	1,076,823	238,564	118,363	87,534	1,116,222	40,362,329	11.4	36,914,961	10.9
31 to 60	6,132,362	12,871,040	3,051,448	3,990,162	472,120	171,912	99,831	39,089	448,280	27,276,244	7.7	26,857,839	7.9
61 to 90	6,873,201	7,900,837	1,878,922	2,626,336	464,947	135,855	48,376	30,535	445,487	20,404,496	5.8	17,953,375	5.3
91 to 180	13,719,679	16,799,007	5,796,371	4,864,234	617,523	370,297	90,349	74,557	578,815	42,910,832	12.1	40,771,737	12.0
181 to 360	18,284,398	21,923,070	7,405,737	5,397,762	819,515	482,135	229,100	85,646	796,872	55,424,235	15.6	51,169,433	15.1
More than 360	75,855,924	49,784,925	22,563,724	10,105,960	5,049,606	1,576,821	568,882	207,686	2,592,459	168,305,987	47.4	166,053,658	48.8
Generic provision	-	643,970	444,642	999,116	850,556	892,675	577,723	367,804	5,978,135	10,754,621		8,814,824
Grand total in 2016 (2)	129,068,577	128,713,268	46,163,581	38,193,738	13,169,545	6,248,403	3,764,652	3,105,666	23,721,134	392,148,564
Existing provision	-	835,997	996,189	2,392,112	3,936,063	3,114,306	2,630,188	3,087,085	23,721,134	40,713,074
Minimum required provision	-	643,970	461,636	1,145,812	1,317,457	1,874,792	1,883,141	2,174,781	23,721,134	33,222,723
Excess provision (3)	-	192,027	534,553	1,246,300	2,618,606	1,239,514	747,047	912,304	-	7,490,351
Grand total in 2015 (2)	75,714,421	147,688,858	65,230,625	43,945,919	10,027,355	3,794,578	3,444,653	2,090,745	15,052,322			366,989,476
Existing provision	-	844,174	746,872	3,994,638	2,558,553	1,854,649	2,370,177	2,076,592	15,052,322			29,497,977
Minimum required provision	-	738,492	652,307	1,318,378	1,002,735	1,138,374	1,722,326	1,463,521	15,052,322			23,088,455
Excess provision (3)	-	105,682	94,565	2,676,260	1,555,818	716,275	647,851	613,071	-			6,409,522

(1)   Percentage of maturities by type of installment;

(2)   The total includes performing loans of R$354,684,123 thousand (R$339,721,003 thousand in 2015) and non-performing loans of R$37,464,441 thousand (R$27,268,473 thousand in 2015); and

(3)   On December 31, 2016, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for the excess provision, and totals R$3,060,990 thousand of which (i) R$604,623 thousand refers, initially,  to the specific portion, in accordance with Resolution No. 4,512/16, that will be allocated to a specific account in January 2017, and (ii) R$2,456,367 thousand refers to a surplus portion that will comprise the surplus provision over a loan portfolio (R$694,184 thousand in 2015) (Note 20b).

Bradesco     37

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)    Concentration of loans

	On December 31 - R$ thousand
	2016	% (1)	2015	% (1)
Largest borrower	8,813,581	2.2	10,241,594	2.8
10 largest borrowers	33,142,835	8.5	33,934,087	9.2
20 largest borrowers	49,304,501	12.6	49,215,450	13.4
50 largest borrowers	72,750,721	18.6	72,260,779	19.7
100 largest borrowers	90,181,624	23.0	88,061,715	24.0

(1)  Percentage on total portfolio (as defined by Bacen).

e)     By economic sector

	On December 31 - R$ thousand
	2016	%	2015	%
Public sector	8,813,581	2.2	10,250,375	2.8
Federal government	8,813,581	2.2	10,241,594	2.8
Petrochemical	8,813,581	2.2	10,241,594	2.8
State government	-	-	8,781	-
Production and distribution of electricity	-	-	8,781	-
Private sector	383,334,983	97.8	356,739,101	97.2
Manufacturing	68,659,155	17.6	65,158,128	17.7
Food products and beverages	16,616,458	4.2	13,663,410	3.7
Steel, metallurgy and mechanics	12,037,852	3.1	11,036,550	3.0
Light and heavy vehicles	9,661,882	2.5	8,690,405	2.4
Pulp and paper	5,307,358	1.4	4,532,249	1.2
Chemical	3,729,962	1.0	5,623,541	1.5
Textiles and apparel	2,702,434	0.7	2,905,258	0.8
Automotive parts and accessories	2,653,298	0.7	2,135,485	0.6
Rubber and plastic articles	2,628,035	0.7	2,820,736	0.8
Non-metallic materials	2,539,204	0.6	1,948,504	0.5
Furniture and wood products	2,031,428	0.5	2,118,945	0.6
Extraction of metallic and non-metallic ores	1,639,453	0.4	2,390,913	0.6
Oil refining and production of alcohol	1,351,070	0.3	1,492,215	0.4
Electric and electronic products	1,261,017	0.3	1,313,480	0.4
Leather articles	1,054,014	0.3	903,781	0.2
Publishing, printing and reproduction	633,217	0.2	552,354	0.2
Other industries	2,812,473	0.7	3,030,302	0.8
Commerce	43,094,790	11.0	41,167,862	11.2
Merchandise in specialty stores	7,239,485	1.8	7,562,731	2.0
Non-specialized retailer	7,161,921	1.8	6,359,532	1.7
Food products, beverages and tobacco	5,296,989	1.4	4,874,823	1.3
Waste and scrap	4,101,903	1.0	3,387,141	0.9
Clothing and footwear	2,689,705	0.7	3,006,953	0.8
Agricultural products	2,620,565	0.7	2,066,407	0.6
Automobile	2,580,276	0.7	2,830,651	0.8
Motor vehicle repairs, parts and accessories	2,541,537	0.6	2,832,412	0.8
Grooming and household articles	2,280,972	0.6	1,877,115	0.5
Fuel	1,681,438	0.4	1,846,528	0.5

38   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	On December 31 - R$ thousand
	2016	%	2015	%
Wholesale of goods in general	1,152,768	0.3	1,029,359	0.3
Trading intermediary	809,701	0.2	1,026,999	0.3
Other commerce	2,937,530	0.8	2,467,211	0.7
Financial intermediaries	2,241,631	0.6	4,252,849	1.2
Services	94,007,360	23.9	96,464,131	26.3
Civil construction	23,608,035	6.0	23,347,260	6.4
Transportation and storage	16,244,912	4.1	17,471,591	4.8
Real estate activities, rentals and corporate services	15,607,480	4.0	12,335,436	3.4
Holding companies, legal, accounting and business advisory services	8,764,597	2.2	7,165,977	1.9
Production and distribution of electric power, gas and water	5,244,520	1.3	4,722,345	1.3
Clubs, leisure, cultural and sport activities	5,034,333	1.3	5,675,333	1.5
Social services, education, health, defense and social security	3,655,042	0.9	3,118,796	0.8
Hotels and catering	2,967,894	0.8	2,867,336	0.8
Telecommunications	330,596	0.1	440,342	0.1
Other services	12,549,951	3.2	19,319,715	5.3
Agriculture, cattle raising, fishing, forestry and timber industry	4,337,781	1.1	3,155,975	0.9
Individuals	170,994,266	43.6	146,540,156	39.9
Total	392,148,564	100.0	366,989,476	100.0

Bradesco     39

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

f)   Breakdown of loans and allowance for loan losses

Level of risk	On December 31 - R$ thousand
	Portfolio balance
	Non-performing loans			Performing loans	Total	% (1)	% 2016 YTD (2)	% 2015 YTD (2)
	Installments past due	Installments not yet due	Total - non-performing loans
AA	-	-	-	129,068,577	129,068,577	32.9	32.9	20.6
A	-	-	-	128,713,268	128,713,268	32.8	65.7	60.9
B	430,095	1,269,272	1,699,367	44,464,214	46,163,581	11.8	77.5	78.7
C	1,261,493	3,628,382	4,889,875	33,303,863	38,193,738	9.7	87.2	90.7
Subtotal	1,691,588	4,897,654	6,589,242	335,549,922	342,139,164	87.2
D	1,351,781	3,317,230	4,669,011	8,500,534	13,169,545	3.4	90.6	93.4
E	1,360,373	1,912,446	3,272,819	2,975,584	6,248,403	1.6	92.2	94.4
F	1,192,410	1,417,341	2,609,751	1,154,901	3,764,652	1.0	93.2	95.3
G	1,366,919	1,213,700	2,580,619	525,047	3,105,666	0.8	94.0	95.9
H	10,722,705	7,020,294	17,742,999	5,978,135	23,721,134	6.0	100.0	100.0
Subtotal	15,994,188	14,881,011	30,875,199	19,134,201	50,009,400	12.8
Grand total in 2016	17,685,776	19,778,665	37,464,441	354,684,123	392,148,564	100.0
%	4.5	5.1	9.6	90.4	100.0
Grand total in 2015	11,687,236	15,581,237	27,268,473	339,721,003	366,989,476
%	3.2	4.2	7.4	92.6	100.0

(1)  Percentage of level of risk in relation to the total portfolio; and

(2)  Cumulative percentage of level of risk on total portfolio.

40  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Level of risk	On December 31 - R$ thousand
	Provision
	% Minimum provisioning required	Minimum required					Excess (2)	Existing	% 2016 YTD (1)	% 2015 YTD (1)
		Specific			Generic	Total
		Installments past due	Installments not yet due	Total specific
AA	-	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	643,970	643,970	192,027	835,997	0.6	0.6
B	1.0	4,301	12,693	16,994	444,642	461,636	534,553	996,189	2.2	1.1
C	3.0	37,845	108,851	146,696	999,116	1,145,812	1,246,300	2,392,112	6.3	9.1
Subtotal		42,146	121,544	163,690	2,087,728	2,251,418	1,972,880	4,224,298	1.2	1.7
D	10.0	135,178	331,723	466,901	850,556	1,317,457	2,618,606	3,936,063	29.9	25.5
E	30.0	408,383	573,734	982,117	892,675	1,874,792	1,239,514	3,114,306	49.8	48.9
F	50.0	596,476	708,942	1,305,418	577,723	1,883,141	747,047	2,630,188	69.9	68.8
G	70.0	957,115	849,862	1,806,977	367,804	2,174,781	912,304	3,087,085	99.4	99.3
H	100.0	10,722,705	7,020,294	17,742,999	5,978,135	23,721,134	-	23,721,134	100.0	100.0
Subtotal		12,819,857	9,484,555	22,304,412	8,666,893	30,971,305	5,517,471	36,488,776	73.0	69.5
Grand total in 2016		12,862,003	9,606,099	22,468,102	10,754,621	33,222,723	7,490,351	40,713,074	10.4
%		31.6	23.6	55.2	26.4	81.6	18.4	100.0
Grand total in 2015		7,547,734	6,725,897	14,273,631	8,814,824	23,088,455	6,409,522	29,497,977		8.0
%		25.6	22.8	48.4	29.9	78.3	21.7	100.0

(1)  Percentage of existing provision in relation to total portfolio, by level of risk; and

(2)  On December 31, 2016, it includes a provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$3,060,990 thousand of which (i) R$604,623 thousand refers, initially, to the specific portion, in accordance with Resolution No. 4,512/16, that will be allocated to a specific account in January 2017; and (ii) R$2,456,367 thousand refers to a surplus portion that will comprise the surplus provision over a loan portfolio (R$694,184 thousand in 2015) (Note 20b).

Bradesco     41

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

g)    Changes in allowance for loan losses

	On December 31 YTD - R$ thousand
	2016	2015
Opening balance	29,497,977	23,087,243
- Specific provision (1)	14,273,631	11,946,960
- Generic provision (2)	8,814,824	7,134,243
- Excess provision (3) (4)	6,409,522	4,006,040
Additions (Note 9h-1)	26,742,316	20,989,175
Balance originating from an acquired institution (5)	7,273,313	-
Write-offs/other	(22,800,532)	(14,578,441)
Closing balance	40,713,074	29,497,977
- Specific provision (1)	22,468,102	14,273,631
- Generic provision (2)	10,754,621	8,814,824
- Excess provision (3) (4)	7,490,351	6,409,522

(1)  For contracts with installments past due for more than 14 days;

(2)  Recognized based on the customer/transaction classification and therefore not included in the preceding item;

(3)  The additional provision is recognized based on Management’s experience and the expectation in relation to the loan portfolio, to determine the total provision deemed sufficient to cover specific and general credit risk, when considered together with the provision calculated based on levels of risk and the corresponding minimum percentage in the provision established by Resolution No. 2,682/99. The excess provision per customer was classified according to the level of risk in Note 9f;

(4)  On December 31, 2016, it includes the provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, and totals R$3,060,990 thousand of which (i) R$604,623 thousand refers, initially, to the specific portion, in accordance with Resolution No. 4,512/16, that will be allocated to a specific account in January 2017; and (ii) R$2,456,367 thousand refers to a surplus portion that will comprise the surplus provision over a loan portfolio (R$694,184 thousand in 2015) (Note 20b); and

(5)  Represented by HSBC Brasil (Note 34f).

h)      Allowance for Loan Losses expense net of amounts recovered

Expenses with the allowance for loan losses, net of credit write-offs recovered, are as follows,

	On December 31 YTD - R$ thousand
	2016	2015
Amount recorded (1)	26,742,316	20,989,175
Amount recovered (2) (3)	(5,522,379)	(4,154,122)
Allowance for Loan Losses expense net of amounts recovered	21,219,937	16,835,053

(1)  During the year ended December 31, 2016, includes amount recognized of the provision of guarantees offered, comprising sureties, guarantees, letters of credit and standby letter of credit, which are presented in the “surplus” provision, totaling R$2,366,806 thousand of which (i) R$604,623 thousand refer, initially,  to the specific portion, in accordance with Resolution No. 4,512/16; and (ii) R$1,762,183 thousand refer to a surplus portion (R$272,588 thousand in 2015) (Note 28);

(2)  Classified in income from loans (Note 9j); and

(3)  As of December 2016, credit was granted for operations already written-off for losses, without the retention of risks and benefits, in the amount of R$2,082,410 thousand, with effect on income in the amount of R$41,648 thousand.

i)       Changes in the renegotiated portfolio

	On December 31 YTD - R$ thousand
	2016	2015
Opening balance	12,732,277	10,777,178
Amount renegotiated	18,807,642	13,135,207
Amount received	(9,013,965)	(7,261,018)
Write-offs	(5,011,949)	(3,919,090)
Closing balance	17,514,005	12,732,277
Allowance for loan losses	11,981,827	8,432,306
Percentage on renegotiated portfolio	68.4%	66.2%

42  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

j)      Income from loans and leasing

	On December 31 YTD - R$ thousand
	2016	2015
Discounted trade receivables and loans	51,102,931	46,187,463
Financing	17,153,430	15,301,119
Agricultural and agribusiness loans	1,849,249	1,611,727
Subtotal	70,105,610	63,100,309
Recovery of credits charged-off as losses	5,522,379	4,154,122
Subtotal	75,627,989	67,254,431
Leasing, net of expenses	379,628	505,182
Total	76,007,617	67,759,613

k)     Conciliation of the composition of the portfolio of financial leasing, at present value, with the accounting balances (Notes 3g and 9b):

	On December 31 YTD - R$ thousand
	2016	2015
Financial leases receivable	2,662,234	2,885,869
Income to be appropriated for financial leases receivable	(2,611,482)	(2,786,528)
Financial leased assets, plus lease losses (net)	7,817,457	9,224,420
Accrued depreciation on asset finance leasing:	(3,027,726)	(3,236,944)
- Accumulated depreciation	(4,661,827)	(5,625,879)
- Difference in depreciation	1,634,101	2,388,935
Anticipated guaranteed residual value (Note 20b)	(2,057,127)	(3,014,040)
Total of the present value	2,783,356	3,072,777

10)    OTHER RECEIVABLES

a)      Foreign exchange portfolio

Balances

	On December 31 - R$ thousand
	2016	2015
Assets – other receivables
Exchange purchases pending settlement	11,356,891	11,064,254
Exchange sale receivables	6,273,733	3,358,519
(-) Advances in domestic currency received	(174,803)	(161,992)
Income receivable on advances granted	165,089	108,718
Total	17,620,910	14,369,499
Liabilities – other liabilities
Exchange sales pending settlement	6,132,249	3,401,184
Exchange purchase payables	11,836,211	9,855,141
(-) Advances on foreign exchange contracts	(9,225,833)	(7,646,767)
Other	6,831	7,512
Total	8,749,458	5,617,070
Net foreign exchange portfolio	8,871,452	8,752,429
Off-balance-sheet accounts:
- Loans available for import	329,015	245,751
- Confirmed exports loans	66,249	40,092

Bradesco     43

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Foreign exchange results

Adjusted foreign exchange results for presentation purposes

	On December 31 YTD - R$ thousand
	2016	2015
Foreign exchange income	(2,992,019)	5,332,710
Adjustments:
- Income on foreign currency financing (1)	185,027	370,318
- Income on export financing (1)	2,401,110	1,794,425
- Income on foreign investments (2)	18,790	59,908
- Expenses of liabilities with foreign bankers (3) (Note 17c)	(152,497)	(2,349,502)
- Funding expenses (4)	(1,772,847)	(1,179,402)
- Other (5)	4,342,460	(2,891,631)
Total adjustments	5,022,043	(4,195,884)
Adjusted foreign exchange income	2,030,024	1,136,826

(1)  Recognized in “Income from loans”;

(2)  Recognized in “Income from operations with securities”;

(3)  Related to funds for financing of advances on foreign exchange contracts and import financing, recognized in “Borrowing and on-lending expenses”;

(4)  Refers to funding expenses of investments in foreign exchange; and

(5)  Primarily includes the exchange rate variations of resources invested in foreign currency.

b)   Sundry

	On December 31 - R$ thousand
	2016	2015
Deferred tax assets (Note 33c)	48,576,195	46,376,596
Credit card operations	26,404,590	22,038,562
Debtors for escrow deposits	15,092,779	10,466,064
Trade and credit receivables (1)	9,624,637	5,632,752
Prepaid taxes	6,490,596	6,270,214
Other debtors	3,373,538	5,127,162
Payments to be reimbursed	592,072	706,035
Receivables from sale of assets	117,518	100,335
Other	490,131	388,706
Total	110,762,056	97,106,426

(1)  Primarily includes receivables from the acquisition of loans and advances on receivables.

44  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

11)    OTHER ASSETS

a)     Foreclosed assets/other

	On December 31 - R$ thousand
	Cost	Provision for losses	Cost net of provision
			2016	2015
Real estate	1,511,664	(277,693)	1,233,971	904,368
Goods subject to special conditions	581,141	(581,141)	-	-
Vehicles and similar	576,545	(354,551)	221,994	230,387
Inventories/warehouse	28,199	-	28,199	47,569
Machinery and equipment	20,156	(14,627)	5,529	6,117
Other	21,343	(18,391)	2,952	4,510
Total in 2016	2,739,048	(1,246,403)	1,492,645
Total in 2015	2,053,188	(860,237)		1,192,951

b)    Prepaid expenses

	On December 31 - R$ thousand
	2016	2015
Commission on the placement of loans and financing (1)	590,524	823,017
Advertising and marketing expenses (2)	54,898	196,889
Other (3)	1,870,105	1,288,366
Total	2,515,527	2,308,272

(1)  Commissions paid to storeowners, car dealers and correspondent banks – payroll-deductible loans;

(2)  Prepaid expenses of future advertising and marketing campaigns on media; and

(3)  It includes, principally, (i) anticipation of commissions concerning the operational agreement to offer credit cards and other products and (ii) card issue costs.

Bradesco     45

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

12)    INVESTMENTS

a)      The income/expense from the equity method accounting of investments was recognized in the statement of income, under “Equity in the Earnings (Losses) of Unconsolidated and Jointly Controlled Companies”, and correspond in 2016 to R$$(2,464,567) thousand (R$23,662,901 thousand in 2015) and the investments under the entry "Earnings of Affiliates and Subsidiaries", correspond to R$39,502,068 thousand (R$28,707,872 thousand in 2015),

Companies (1)	On December 31 - R$ thousand
	Capital Stock	Shareholders’ equity adjusted	Number of shares/ quotas held (in thousands)			Equity interest consolidated on capital stock	Adjusted income	Book value	Equity accounting adjustments (2)
			Common	Preferred	Quotas			2016	2016	2015
Bradseg Participações S.A. (3)	11,950,000	26,194,013	7,542,117	-	-	97.11%	5,374,279	25,437,006	5,218,962	5,080,514
Quixaba Empreendimentos e Participações Ltda. (4)	7,613,896	7,249,968	-	-	761,389,607	100.00%	156,119	7,249,968	156,119	-
Kirton Seguros S.A. (5)	554,865	1,065,971	26,751	-	-	98.08%	131,777	1,045,504	129,247	-
Tibre Holdings Ltda.	275,000	560,553	-	-	275,000	100.00%	58,983	560,553	58,983	51,369
Bradescard Elo Participações S.A.	669,200	392,587	4,167,605	-	-	100.00%	56,791	392,587	56,791	7,775
Embaúba Holdings Ltda.	326,000	305,560	-	-	285,905	87.70%	31,121	267,976	27,293	62,454
BF Promotora de Vendas Ltda.	426,220	247,168	-	-	426,220	100.00%	(54,357)	247,168	(54,357)	(38,220)
Haitong Banco de Investimento do Brasil S.A.	420,000	639,610	12,734	12,734	-	20.00%	7,980	127,922	1,596	(5,377)
Kirton Corretora de Seguros S.A. (5)	217,743	69,941	99,755	-	-	99.75%	32,047	69,766	31,967	-
Rubi Holdings Ltda. (6)	-	-	-	-	-	-	-	-	797,180	977,932
Investments in Affiliates and Foreign Controlled Companies								284,524	(4,964)	14,270
Other (7) (8)								3,819,094	184,381	464,070
Foreign exchange gain/loss of branches abroad									(9,067,765)	17,048,114
Total Earnings of Affiliates and Subsidiaries								39,502,068	(2,464,567)	23,662,901

(1)  Data related to December 31, 2016;

(2)  The adjustment considers income calculated periodically by the companies and includes equity variations recorded by the investees not recognized in profit or loss, as well as alignment of accounting practice adjustments, where applicable;

(3)  Capital increase, in March 2016, in the amount of R $ 241,000 thousand;

(4)  Indirect investment until November 2016;

(5)  Companies arising from the incorporation of HSBC balances in October 2016;

(6)  Companies incorporated in November 2016 by Quixaba Empreendimentos e Participações Ltda.;

(7)  In 2016, impairment losses were recognized in associates and joint control companies, in the amount of R$37,122 thousand, on the investment in EBSE – Empresa Brasileira de Solda Elétrica S.A.; and

(8)  Basically, investments in the enterprises: Serel Participações em Imóveis S,A,, Bankpar Consultoria e Serviços Ltda,, Caetê Holdings Ltda,, Ganant Corretora de Seguros Ltda,, Miramar Holdings S,A,, Neon Holdings S,A, and Imagra Imobiliária e Agrícola Ltda.

46   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

13)    PREMISES AND EQUIPMENT AND LEASED ASSETS

	On December 31 - R$ thousand
	Annual rate of depreciation	Cost	Depreciation	Cost net of depreciation
				2016	2015
Property and equipment:
- Buildings	4%	317,379	(33,462)	283,917	13,718
- Land	-	380,594	-	380,594	5,514
Facilities, furniture and equipment in use	10%	5,117,990	(2,489,379)	2,628,611	2,328,647
Security and communication systems	10%	288,899	(173,248)	115,651	68,228
Data processing systems	20 to 40%	3,745,597	(2,341,757)	1,403,840	952,765
Transportation systems	20%	82,948	(37,924)	45,024	68,365
Fixed Assets in Course		-	-	-	450
Subtotal		9,933,407	(5,075,770)	4,857,637	3,437,687
Leased assets		8,146,218	(3,356,487)	4,789,731	5,987,475
Grand total in 2016		18,079,625	(8,432,257)	9,647,368
Grand total in 2015		17,381,552	(7,956,390)		9,425,162

(1)  In 2016, impairment losses were recognized in the statement of financial position items “Data processing systems” and “Transportation systems”, in the amount of R$32,977 thousand (R$18,186 thousand in 2015, basically, in the statement of financial position item “Security and communications systems”),

The fixed assets to shareholders’ equity ratio is 44.8% when considering only the companies and payment institutions within the economic group (the “Prudential Conglomerate”), where the maximum limit is 50.0%,

14)    DEFERRED

As mentioned in Note 3l, in November 2016, the deferred charges item was excluded from the accounting plan and the balances were reclassified to the intangible asset. As of December 31, 2015, the balance of deferred charges was R$15,634 thousand.

15)    INTANGIBLE ASSETS

a)   Intangible assets

Acquired intangible assets consist of:

	On December 31 - R$ thousand
	Rate of Amortization (1)	Cost	Amortization	Cost net of amortization
				2016	2015
Acquisition of financial services rights	Contract	5,249,161	(3,355,756)	1,893,405	2,151,827
Software (2)	20%	8,381,903	(5,249,047)	3,132,856	2,902,352
Goodwill (3)	Up to 20%	12,416,721	(1,758,003)	10,658,718	2,005,832
Other	Contract	3,053,566	(767,494)	2,286,072	2,367,237
Total in 2016		29,101,351	(11,130,300)	17,971,051
Total in 2015		16,707,174	(7,279,926)		9,427,248

(1)  Intangible assets are amortized over an estimated period of economic benefit and recognized in “other administrative expenses” and “other operating expenses”, where applicable;

(2)  Software acquired and/or developed by specialized companies; and

(3)  Composed of goodwill on acquisition of equity interest in Banco Bradescard - R$666,826 thousand, Cielo / Investidas - R$965,313 thousand, Banco Bradesco BBI - R$129,050 thousand and Kirton Bank - R$8,881,478 thousand.

Bradesco     47

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Changes in intangible assets by type

	On December 31 - R$ thousand
	Initial balance	Balance originating from an acquired institution (1)	Additions / (reductions) (3)	Amortization for the period	Final balance
Acquisition of financial services rights	2,151,827	264,349	389,687	(912,457)	1,893,406
Software	2,902,352	288,826	2,316,760	(2,375,083)	3,132,855
Goodwill – Future profitability(2)	2,005,832	4,221,787	(90,176)	(560,614)	5,576,829
Goodwill – Based on intangible assets and other reasons (2)	-	3,771,674	-	(289,712)	3,481,962
Goodwill – Difference in fair value of assets/liabilities (2)	-	1,655,708	-	(55,781)	1,599,927
Other	2,367,237	4,840	166,301	(252,306)	2,286,072
Total in 2016	9,427,248	10,207,184	2,782,572	(4,445,953)	17,971,051
Total in 2015	6,228,514	-	5,366,208	(2,167,474)	9,427,248

(1) HSBC Brasil (Note 34f);

(2)  It takes into account the effects of the study’s final report on purchase price allocation (“PPA”); and

(3)  Includes, during the year ended December 31, 2016, expenditure by analysis of recoverability of assets – impairment, to the value of R$212,374 thousand (R$207,880 thousand in 2015).

48  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

16)    DEPOSITS, SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND FUNDS FROM ISSUANCE OF SECURITIES

a)   Deposits

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
● Demand deposits (1)	33,499,934	-	-	-	33,499,934	23,914,239
● Savings deposits (1)	97,088,828	-	-	-	97,088,828	91,878,816
● Interbank deposits	296,229	225,126	6,399	61,157	588,911	470,407
● Time deposits (2)	7,916,974	15,368,533	9,457,746	71,527,452	104,270,705	80,772,410
Grand total in 2016	138,801,965	15,593,659	9,464,145	71,588,609	235,448,378
%	59.0	6.6	4.0	30.4	100.0
Grand total in 2015	132,480,349	11,878,558	9,501,609	43,175,356		197,035,872
%	67.3	6.0	4.8	21.9		100.0

(1)   Classified as “1 to 30 days”, not considering average historical turnover; and

(2)   Considers the actual maturities of the respective investments.

b)   Securities sold under agreements to repurchase

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Own portfolio	62,842,182	48,356,982	7,626,803	28,179,776	147,005,743	123,585,749
● Government securities	53,217,354	176,096	82,244	788	53,476,482	37,362,100
● Debentures of own issuance	4,620,760	47,031,754	7,311,376	27,312,488	86,276,378	82,082,129
● Foreign	5,004,068	1,149,132	233,183	866,500	7,252,883	4,141,520
Third-party portfolio (1)	101,791,581	-	-	-	101,791,581	121,626,991
Unrestricted portfolio (1)	8,602,775	338,405	-	-	8,941,180	4,882,372
Grand total in 2016	173,236,538	48,695,387	7,626,803	28,179,776	257,738,504
%	67.2	18.9	3.0	10.9	100.0
Grand total in 2015	168,442,854	49,181,159	6,151,156	26,319,943		250,095,112
%	67.3	19.7	2.5	10.5		100.0

(1)    Represented by government securities,

Bradesco     49

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

c)   Funds from issuance of securities

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
Securities – Brazil:
- Letters of credit for real estate	551,705	10,068,278	8,927,415	7,408,176	26,955,574	20,223,220
- Letters of credit for agribusiness	534,493	2,839,570	4,368,997	1,373,232	9,116,292	7,642,250
- Financial bills	3,626,966	31,546,653	26,224,822	58,454,327	119,852,768	79,464,285
Subtotal	4,713,164	44,454,501	39,521,234	67,235,735	155,924,634	107,329,755
Securities – Overseas:
- MTN Program Issues (1)	2,461,922	145,083	-	178,649	2,785,654	6,221,382
- Securitization of future flow of money orders received from overseas	10,583	460,930	253,162	2,333,455	3,058,130	3,272,230
Subtotal	2,472,505	606,013	253,162	2,512,104	5,843,784	9,493,612
Structured operations certificates	28,445	154,336	229,368	33,019	445,168	512,343
Grand total in 2016	7,214,114	45,214,850	40,003,764	69,780,858	162,213,586
%	4.4	27.9	24.7	43.0	100.0
Grand total in 2015	4,601,838	20,055,363	28,481,507	64,197,002		117,335,710
%	3.9	17.1	24.3	54.7		100.0

(1)  Issuance of securities on the international market to invest in foreign exchange transactions, pre-export financing, import financing and working capital financing, predominately in the medium and long term.

50   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)   Cost for market funding and inflation

	On December 31 YTD - R$ thousand
	2016	2015
Savings deposits	6,712,509	6,450,258
Time deposits	8,780,895	9,757,877
Securities sold under agreements to repurchase	29,396,166	28,680,607
Funds from of securities issued	24,220,263	13,593,214
Other funding expenses	529,495	498,232
Total	69,639,328	58,980,188

17)    BORROWING AND ON-LENDING

a)  Borrowing

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2015	2015
Overseas	3,319,166	9,876,176	6,620,203	2,354,029	22,169,574	32,129,309
Grand total in 2016	3,319,166	9,876,176	6,620,203	2,354,029	22,169,574
%	15.0	44.5	29.9	10.6	100.0
Grand total in 2015	4,596,891	10,582,367	9,900,105	7,049,946		32,129,309
%	14.3	32.9	30.9	21.9		100.0

b)  On-lending

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	2016	2015
In Brazil	994,954	4,619,556	5,597,057	24,819,020	36,030,587	38,203,163
- National Treasury	-	-	166,565	-	166,565	133,028
- BNDES	373,088	1,481,798	1,945,353	10,914,430	14,714,669	12,409,395
- FINAME	621,598	3,137,758	3,483,826	13,904,590	21,147,772	25,650,393
- Other institutions	268	-	1,313	-	1,581	10,347
Overseas	-	-	-	-	-	2,502
Grand total in 2016	994,954	4,619,556	5,597,057	24,819,020	36,030,587
%	2.8	12.8	15.5	68.9	100.0
Grand total in 2015	1,008,437	5,767,458	5,271,083	26,158,687		38,205,665
%	2.6	15.1	13.8	68.5		100.0

Bradesco     51

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

.

Notes to the Financial Statements of the Prudential Conglomerate

c)     Borrowing and on-lending expenses

	On December 31 YTD - R$ thousand
	2016	2015
Borrowing:
- In Brazil	623,436	451,871
- Overseas	(10,865,977)	24,585,669
Subtotal borrowing	(10,242,541)	25,037,540
On-lending in Brazil:
- National Treasury	12,377	7,292
- BNDES	1,032,792	769,167
- FINAME	661,503	825,788
- Other institutions	131	1,461
On-lending overseas:
- Payables to foreign bankers (Note 10a)	152,497	2,349,502
- Other expenses with foreign on-lending	4,470	119
Subtotal on-lending	1,863,770	3,953,329
Total	(8,378,771)	28,990,869

18)    PROVISIONS, CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

a)   Contingent assets

Contingent assets are not recognized in the financial statements, However, there are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts paid.

b)   Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

               I -   Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT), In proceedings in which a judicial deposit is used to guarantee the execution of the judgment, the labor provision is made considering the estimated loss of these deposits, For proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized based on the average calculated value of payments made for labor complaints settled in the past 12 months; and for proceedings originating from acquired banks, with unique characteristics, the calculation and assessment of the required balance is conducted periodically, based on the updated recent loss history.

52  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Overtime is monitored by using electronic time cards and paid regularly during the employment contract and, accordingly, the claims filed by former employees do not represent significant amounts.

              II -   Civil claims

These are claims for pain and suffering and property damages, mainly relating to protests, returned checks, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans, These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of Management and their legal counsel, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts.

Most of these lawsuits are brought to the Special Civil Court (JEC), in which the claims are limited to 40 times the minimum wage and do not have a significant impact on  the Organization’s financial position.

There are a significant number of legal claims pleading alleged differences in adjustment for inflation on savings account balances due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the ‘80s and ‘90s.

Although Bradesco complied with the law and regulation in force at the time, these lawsuits have been recognized in provisions, taking into consideration the claims where the Bank is the defendant and the perspective of loss, which is considered after the analysis of each demand, based on the current decision of the Superior Court of Justice (STJ).

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

             III -   Legal obligations – provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recognized in full, although there is a good chance of a favorable outcome, based on the opinion of Management and their legal counsel, The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored in the legal court, During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-          PIS and COFINS – R$2,297,093 thousand (R$2,088,742 thousand in 2015): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-          IRPJ/CSLL on losses of credits – R$1,913,208 thousand (R$1,880,905 thousand in 2015): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-          Pension Contributions – R$1,291,230 thousand (R$995,380 thousand in 2015): official notifications related to the pension contributions on financial contributions in private pension plans, considered by the authorities to be compensatory sums subject to the incidence of pension contributions and to an isolated fine for not withholding IRRF on the financial contributions;

Bradesco     53

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

-             INSS – Contribution to SAT – R$374,620 thousand: in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07; and

-          PIS – R$339,767 thousand (R$325,932 thousand in 2015): The Bradesco Organization is requesting authorization to offset overpaid amounts in 1994 and 1995 as PIS contribution, already compensated, provisioned upon granting of the preliminary injunction, corresponding to the surplus paid over that calculated on the tax base established in the Constitution, i,e,, gross operating income, as defined in the income tax legislation set out in Article 44 of Law No. 4,506/64, which excludes interest income.

In general, the provisions relating to lawsuits are classified as non-current, due to the unpredictability of the duration of the proceedings in the Brazilian justice system, For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be finalized.

            IV -   Provisions by nature

	On December 31 - R$ thousand
	2016	2015
Labor claims	4,803,146	2,876,624
Civil claims	4,116,474	3,321,586
Subtotal (1)	8,919,620	6,198,210
Provision for tax risks (2)	7,302,534	6,376,654
Total	16,222,154	12,574,864

(1)   Note 20b; and

(2)   Classified under “Other liabilities - tax and social security” (Note 20a).

              V -   Changes in provisions

	R$ thousand
	2016
	Labor	Civil	Tax (1) (2)
Balance on December 31, 2015	2,876,624	3,321,586	6,376,654
Adjustment for inflation	438,267	409,430	589,056
Provisions, net of (reversals and write-offs)	625,793	949,220	(229,127)
Balance originating from an acquired institution (3)	1,623,639	536,048	663,935
Payments	(761,177)	(1,099,810)	(97,984)
Balance on December 31, 2016	4,803,146	4,116,474	7,302,534

(1)  Mainly include legal liabilities;

(2)  In 2016, there was a reversal of a provision related to: the Pis - EC 17 lawsuit, in the amount of R $ 213,743 thousand; the constitution of a provision for social security contributions on contributions in private pension plans, in the amount of R $ 215,668 thousand; and

(3)  HSBC Brasil (Note 34f).

c)   Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss, Case law trends are periodically analyzed and, if necessary, the related risk is reclassified, In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements, The main proceedings in this category are the following: a) Fines and disallowances of Cofins loan

54  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98), in the amount of R$3,999,185 thousand; b) Leasing companies’ Tax on Services of any Nature (ISSQN), total lawsuits correspond to R$2,398,185  thousand (R$1,910,629 thousand in 2015) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected; c) 2006 to 2013 income tax and social contribution, relating to goodwill amortization being disallowed on the acquisition of investments, for the amount of R$2,254,789 thousand (R$1,777,707 thousand in 2015) d) IRPJ and CSLL deficiency note relating to disallowance of exclusions of revenues from the mark-to-market of securities from 2007 to 2012, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation, in the amount of R$1,653,942 thousand (R$908,915 thousand in 2015); e) Notifications and disallowances of compensations of PIS and Cofins related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies, amounting to R$1,317,238 thousand; f) IRPJ and CSLL deficiency notice relating to the disallowance of loan loss deductions, for the amount of R$760,436 thousand (R$1,200,403 thousand in 2015).

d)  Other matters

                 I.                In May 31, 2016, Bradesco became aware of the indictment of three members of its Executive Board of Directors by the Federal Police, in the scope of the so-called "Operation Zealots", On July 28, 2016, the Federal Public Prosecution filed an accusation against all three members of the Board of Executive Officers and a former member of its Board of Directors, which was received by the Judge of the 10th Federal Court of Judicial Section of the Federal District, The Management conducted a thorough internal evaluation of the records and documents related to the indictment and found no evidence of any illegality committed by its representatives, The executives of Bradesco have already submitted their respective defenses in the criminal proceedings, pointing out the facts and evidence demonstrating their innocence, Bradesco is cooperating with the authorities and appropriate regulatory authorities, providing the information requested, in Brazil and abroad.

On account of the news published in the media, on the indictment in the "Operation Zealots", a class action was filed in the District Court of New York, on June 3, 2016, On September 1, 2016, Bradesco spontaneously attended the proceedings of the Class Action and agreed with the plaintiff a term for the submission of the revocation of the suit until December 21, 2016, On October 21, 2016, the Plaintiff Leader presented the addendum of the Initial Petition, appointing as defendants Bradesco and three members of its Board of Executive Officers, According to the demand, investors who purchased preferred American Depository Shares (“ADS”) of Bradesco between April 30, 2012 and July 27, 2016 would have suffered losses provoked by Bradesco due to a supposed violation regarding the American law of capital markets, according to communication to the Market on May 31, June 8 and July 28, 2016, Considering that the demand is in a preliminary stage, it is not possible at present to make a risk rating, and there is not yet evidence to support an assessment of the value of the respective risk.

               II.               The wholly-owned subsidiaries of Banco Bradesco S,A,, BEM - Distribuidora de Títulos e Valores Mobiliários Ltda, and BRAM - Bradesco Asset Management S,A, Distribuidora de Títulos e Valores Mobiliários, as well as two of its Managers, were mentioned in the scope of the so-called "Greenfield operation" of the Federal Police, because they were responsible for the administration and management of the Fund in Equity - FIP (Equity Investment Fund), respectively, Besides providing the documents, the Federal Court has ruled, in the course of this Operation, the blocking of these companies’ values, As a result of this, a Commitment was signed, approved by the 10th Federal Court of the Federal District, to release the values through the provision of guarantees of up to R$104 million, without the recognition of any civil or criminal liability on the part of companies or administrators of the Bradesco Organization, In the scope of this commitment, managers and officers of the Bradesco Organization committed to provide any clarifications to the authorities responsible for conducting this investigation, regardless of a formal subpoena, Additionally, the internal evaluations indicate that there has been no illegality in conducting these activities according to communication to the Market on September 20, 2016, So far, there is no indication that the investigations could result in the accountability of these companies.

Bradesco     55

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

19)    SUBORDINATED DEBT

	On December 31 - R$ thousand
	Original term in years	Amount of the operation	2016	2015
In Brazil:
Subordinated CDB:
2016 (1)	6	-	-	1,129
2019	10	20,000	56,200	48,919
Financial bills:
2016 (1)	6	-	-	194,398
2017	6	8,630,999	11,075,463	10,479,463
2018	6	8,262,799	9,875,551	9,449,037
2019	6	21,858	33,402	29,859
2017	7	40,100	95,872	84,064
2018	7	141,050	293,357	256,191
2019	7	3,172,835	3,423,463	3,366,282
2020	7	1,700	2,612	2,351
2022 (2)	7	4,305,011	5,050,633	4,393,265
2023 (4)	7	1,359,452	1,522,243	-
2018	8	50,000	112,038	97,531
2019	8	12,735	25,212	22,230
2020	8	28,556	49,498	43,541
2021	8	1,236	1,896	1,710
2023 (2)	8	1,706,846	2,015,625	1,733,383
2024 (4)	8	136,695	143,415	-
2021	9	7,000	11,813	10,214
2024 (2)	9	4,924	5,806	4,977
2025 (4)	9	400,944	417,641	-
2021	10	19,200	37,191	32,823
2022	10	54,143	91,314	81,225
2023	10	688,064	1,011,423	921,434
2025 (2)	10	284,137	342,886	293,445
2026 (4)	10	361,196	392,886	-
2026 (2)	11	3,400	4,001	3,432
2027 (4)	11	47,046	48,566	-
Perpetual (3)	-	5,000,000	5,015,870	5,016,437
CDB pegged to loans:
2016 (1)	1	-	-	1,160
Subtotal in Brazil			41,155,877	36,568,500
Overseas:
2019	10	1,333,575	2,486,489	2,978,569
2021	11	2,766,650	5,341,661	6,398,386
2022	10	1,886,720	3,644,838	4,364,895
Subtotal overseas			11,472,988	13,741,850
Total (5)			52,628,865	50,310,350

(1)  Subordinated debt transactions that matured in 2016;

(2)  New issues of financial letters in October, November and December 2015, referring to subordinate debts;

(3)  New issues of financial letters in December 2015, referring to subordinate debts, were recognized under the heading "Eligible Debt Capital Instruments", which in November 2016 were authorized by Bacen to compose the tier I capital;

(4)  New issues of financial letters from January to December 2016, referring to subordinate debts were recognized under the heading "Eligible Debt Capital Instruments"; and

(5)  It includes the amount of R$14,959,571 thousand, referring to subordinate debts recognized in “Eligible Debt Capital Instruments”.

56   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

20)    OTHER LIABILITIES

a)   Tax and social security

	On December 31 - R$ thousand
	2016	2015
Provision for tax risk (Note 18b IV)	7,302,534	6,376,654
Provision for deferred income tax (Note 33e)	2,191,131	2,153,563
Taxes and contributions on profit payable	974,248	1,861,832
Taxes and contributions payable	1,323,012	1,239,911
Total	11,790,925	11,631,960

b)   Sundry

	On December 31 - R$ thousand
	2016	2015
Credit card operations	23,717,936	19,100,529
Sundry creditors (1)	12,777,579	11,506,944
Civil and labor provisions (Note 18b IV)	8,919,620	6,198,210
Loan assignment obligations	8,761,827	7,519,809
Provision for payments	5,073,695	4,156,202
Creditors by anticipation of residual value	2,057,127	3,014,040
Obligations by quotas of investment funds	152,639	2,965,518
Liabilities for acquisition of assets and rights	4,472,598	391,414
Other (1)	5,869,184	3,216,316
Total	71,802,205	58,068,982

(1)   Includes provision for contingent liabilities, originating from obligations for transfer of credits, totaling R$628,517 thousand (R$558,010 thousand in 2015) (Note 28); and

(2)   On December 31, 2016, it includes provision for guarantees provided, comprising sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision, totaling R$3,060,990 thousand of which (i) R$604,623 thousand refers, initially, to the specific portion, in accordance with Resolution No. 4,512/16, that will be allocated to a specific account in January 2017; and (ii) R$2,456,367 thousand refers to a surplus portion that will comprise the surplus provision over a loan portfolio (R$694,184 thousand in 2015) (Notes 9g and 28).

21)    NON-CONTROLLING INTERESTS IN SUBSIDIARIES

	On December 31 - R$ thousand
	2016	2015
Banco Bradesco BBI S,A,	16,436	14,107
Other	228	90
Total	16,664	14,197

22)    SHAREHOLDERS’ EQUITY (PARENT COMPANY)

a)   Capital stock in number of shares

Fully subscribed and paid-in capital stock comprises non-par, registered, book-entry shares.

	On December 31
	2016 (1)	2015
Common shares	2,776,801,011	2,524,364,555
Preferred shares	2,776,800,721	2,524,364,292
Subtotal	5,553,601,732	5,048,728,847
Treasury (common shares)	(4,575,045)	(3,669,932)
Treasury (preferred shares)	(17,141,588)	(15,583,262)
Total outstanding shares	5,531,885,099	5,029,475,653

(1)  Includes effect of bonus of shares of 10%.

Bradesco     57

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Transactions of share capital involving quantities of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2015	2,520,694,623	2,508,781,030	5,029,475,653
Increase of capital stock with issuing of shares – bonus of 10% (1)	252,436,456	252,436,429	504,872,885
Increase of shares in treasury – bonus of 10%	(415,913)	(1,558,326)	(1,974,239)
Shares acquired and not canceled	(489,200)	-	(489,200)
Number of outstanding shares as at December 31, 2016	2,772,225,966	2,759,659,133	5,531,885,099

(1)   Benefited the shareholders registered in the records of Bradesco on April 15, 2016.

In the Extraordinary General Meeting of March 10, 2016, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$43,100,000 thousand to R$51,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves - Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 504,872,885 new nominative-book entry shares, with no nominal value, whereby 252,436,456 are common and 252,436,429 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

c)   Interest on shareholders’ equity/dividends

Bradesco’s capital remuneration policy aims to distribute interest on shareholders’ equity at the maximum amount calculated under current legislation, and this is included, net of Withholding Income Tax, in the calculation for mandatory dividends for the year under the Company’s Bylaws.

The Board of Directors’ Meeting held on June 22, 2016, approved the Board of Executive Officers’ proposal to pay to the shareholders intermediary interest on shareholder’s equity for the first semester of 2016, to the value of R$1,002,000 thousand, of which R$0.172525087 are per common share and R$0.189777596 per preferred share, whose payment was made on July 18, 2016.

In a meeting of the Board of Directors on September 30, 2016, the proposal of the Board of Executive Officers was approved for payment to shareholders of extraordinary interest on own capital related to the third quarter of 2016, to the value of R$3,317,000 thousand, of which R$0.571123466 was offered per common share and R$0.628235813, per preferred share, whose payment will be made on March 8, 2017.

In a meeting of the Board of Directors on December 21, 2016, the proposal of the Board of Executive Officers was approved for payment to shareholders of complementary interest on own capital related to the fourth quarter of 2016, to the value of R$1,491,000 thousand, of which R$0.256721461 was offered per common share and R$0.282393608, per preferred share, whose payment will be made on March 8, 2017.

Interest on shareholders’ equity for the year ended December 31, 2016 is calculated as follows:

	R$ thousand	% (1)
Net income for the year	15,083,578
(-) Legal reserve	754,179
Adjusted calculation basis	14,329,399
Monthly, intermediaries and supplementary interest on shareholders’ equity (gross), paid and/or provisioned	6,975,782
Withholding income tax on interest on shareholders’ equity	(1,046,367)
Interest on own capital (net) accumulated in December 2016	5,929,415	41.38
Interest on own capital (net)/dividends accumulated in December 2015	5,266,519	32.25

(1)  Percentage of interest on shareholders’ equity after adjustments.

58  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Interest on shareholders’ equity were paid or recognized in provisions, as follows:

Description	R$ thousand
	Per share (gross)		Gross amount paid/ recognized in provision	Withholding Income Tax (IRRF) (15%)	Net amount paid/ recognized in provision
	Common shares	Preferred shares
Monthly interest on shareholders’ equity paid	0.211702	0.232873	1,068,764	160,315	908,449
Supplementary interest paid on own capital	0.767707	0.844478	4,054,200	608,130	3,446,070
Interim dividends paid	0.172629	0.189892	912,000	-	912,000
Total accrued on December 31, 2015	1.152038	1.267243	6,034,964	768,445	5,266,519

Monthly interest on shareholders’ equity paid	0.206998	0.227698	1,165,782	174,867	990,915
Intermediary interest on own capital paid (1)	0.172525	0.189778	1,002,000	150,300	851,700
Extraordinary provisioned interest on own capital (2)	0.571123	0.628236	3,317,000	497,550	2,819,450
Supplementary interest on shareholders’ equity provisioned (2)	0.256721	0.282394	1,491,000	223,650	1,267,350
Total accrued on December 31, 2016	1.207367	1.328106	6,975,782	1,046,367	5,929,415

(1)  Paid on July 18, 2016; and

(2)  To be paid on March 8, 2017.

d)   Treasury shares

A total of 4,575,045 common shares and 17,141,588 preferred shares, with the share bonus effect of 10%, had been acquired, totaling R$440,514 thousand until December 31, 2016, and remain in treasury, The minimum, average and maximum cost per common share is R$19.34962, R$24.55863 and R$27.14350, and per preferred share is R$19.37456, R$26.98306 and R$33.12855, respectively, The fair value was R$29.14 per common share and R$29.00 per preferred share on December 31, 2016.

23)    FEE AND COMMISSION INCOME

	On December 31 YTD - R$ thousand
	2016	2015
Credit card income	9,887,929	9,139,422
Checking account	6,030,640	4,946,319
Loans	2,811,105	2,800,161
Collections	1,777,515	1,573,818
Consortium management	1,278,753	1,040,109
Asset management	1,263,840	1,067,170
Underwriting / Financial Advisory Services	733,530	540,879
Custody and brokerage services	692,357	554,418
Payments	373,639	382,426
Other	546,933	401,502
Total	25,396,241	22,446,224

Bradesco     59

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

24)    PAYROLL AND RELATED BENEFITS

	On December 31 YTD - R$ thousand
	2016	2015
Salaries	7,811,103	6,016,606
Benefits	3,366,241	2,746,911
Social security charges	2,707,013	2,280,890
Employee profit sharing	1,374,394	1,240,636
Provision for labor claims (1)	635,302	765,102
Training	154,212	127,405
Total	16,048,285	13,177,550

25)    OTHER ADMINISTRATIVE EXPENSES

	On December 31 YTD - R$ thousand
	2016	2015
Outsourced services	4,591,185	3,971,066
Depreciation and amortization	3,589,001	2,995,757
Data processing	1,986,822	1,553,556
Communication	1,741,860	1,520,856
Rental	1,614,998	1,387,437
Asset maintenance	1,151,168	1,021,893
Advertising and marketing	1,072,201	888,208
Financial system services	1,024,757	839,670
Security and surveillance	737,840	607,420
Transport	712,687	619,539
Water, electricity and gas	361,880	324,443
Supplies	320,779	315,954
Travel	117,598	106,277
Other	1,586,704	1,366,622
Total	20,609,480	17,518,698

26)    TAX EXPENSES

	On December 31 YTD - R$ thousand
	2016	2015
Contribution for Social Security Financing (COFINS)	3,921,108	2,730,197
Tax on Services (ISSQN)	668,390	575,756
Social Integration Program (PIS) contribution	657,537	461,874
Municipal Real Estate Tax (IPTU) expenses	87,811	71,254
Other	260,309	234,520
Total	5,595,155	4,073,601

60  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

27)    OTHER OPERATING INCOME

	On December 31 YTD - R$ thousand
	2016	2015
Other interest income	2,599,162	2,337,016
Reversal of other operating provisions (1)	2,324,757	1,502,162
Revenues from recovery of charges and expenses	275,207	267,467
Other	1,716,193	1,749,234
Total	6,915,319	5,855,879

(1)  In the year ended December 31, 2016, includes the reversal of a provision fox tax contingencies (Note 18b (v)).

28)    OTHER OPERATING EXPENSES

	On December 31 YTD - R$ thousand
	2016	2015
Other finance costs	5,414,950	5,150,809
Sundry losses	1,862,031	1,781,899
Discount granted	1,460,771	1,379,205
Commissions on loans and financing	1,018,046	1,316,963
Intangible assets amortization	38,855	63,344
Other (1)	6,682,380	3,959,642
Total	16,477,033	13,651,862

(1)   During the years ended December 31, 2016 and 2015, it includes: (i) provision for guarantees provided, encompassing guarantees, sureties, letters of credit and standby letter of credit, which is presented here within the balance for excess provision (Note 9h); and (ii) provision for contingent liabilities, originating from obligations for transfer of credits – FCVS (Note 20b).

29)    NON-OPERATING INCOME (LOSS)

	On December 31 YTD - R$ thousand
	2016	2015
Gain/loss on sale and write-off of assets and investments (1)	(485,376)	(352,116)
Recording of non-operating provisions (2)	(418,580)	(194,467)
Other	73,241	97,785
Total	(830,715)	(448,798)

(1)   During the year ended December 31, 2016, it includes: (i) the positive result in divestiture of the shares of Banco CBSS S,A (Note 12); and (ii) expenses by analysis of the recoverability of assets – impairment (Notes 12 and 15); and

(2)   Represented mainly by an allowance for losses on non-use assets (BNDU).

Bradesco     61

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

30)    RELATED-PARTY TRANSACTIONS

a)   Related party transactions (direct and indirect) are carried out under conditions and at rates consistent with those entered into with third parties, when applicable, and effective on the dates of the operations. The transactions are as follows:

	On December 31 - R$ thousand
	Controllers (1)		Jointly controlled and investment in associates (2)		Key management personnel (3)		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Assets
Securities purchased under agreements to resell	-	-	550,280	-	-	-	550,280	-
Receivable from associated companies	-	-	1,606,306	4,028,555	-	-	1,606,306	4,028,555

Liabilities
Demand deposits/Savings accounts	30	24	79,117	95,043	18,645	12,044	97,792	107,111
Time deposits	1,354,229	114,221	1,167,991	337,547	67,949	57,385	2,590,169	509,153
Securities sold under repurchase agreements	-	637,903	394,124	3,015,409	14,759	17,806	408,883	3,671,118
Captures in Interbank deposits	-	-	-	3,960	-	-	-	3,960
Securities issued	5,755,615	184,368	11,377,563	7,772,722	808,768	698,594	17,941,946	8,655,684
Derivative financial instruments	20,681	-	-	-	-	-	20,681	-
Interest on own capital and dividends payable	1,770,149	1,279,382	-	-	-	-	1,770,149	1,279,382
Other liabilities	-	-	22,042	13,822	-	-	22,042	13,822

	Years ended December 31 - R$ thousand
	Controllers (1)		Jointly controlled and investment in associates (2)		Key management personnel (3)		Total
	2016	2015	2016	2015	2016	2015	2016	2015
Financial intermediation expenses	(1,109,250)	(78,813)	(1,705,733)	(1,284,185)	(108,333)	(88,344)	(2,923,316)	(1,451,342)
Administrative expenses	-	-	(521,933)	(480,938)	-	-	(521,933)	(480,938)
Expenses in operations with derivatives	(20,681)	-	-	-	-	-	(20,681)	-
Other expenses net of other operating revenues	(2,391)	(2,160)	(366,385)	(245,314)	-	-	(368,776)	(247,474)

(1)  Cidade de Deus Cia, Cial, de Participações, Fundação Bradesco, NCF Participações S.A., Titanium Holdings S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2)  Companies listed in Note 2; and

(3)  Members of the Board of Directors and the Board of Executive Officers.

62  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)  Compensation for Key Management Personnel

Each year, the Annual Shareholders’ Meeting approves:

•    The annual total amount of Management compensation, set forth at the Board of Directors Meetings, to be paid to board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•    The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Organization.

For 2016, the maximum amount of R$474,500 thousand (R$349,900 thousand in 2015) was set for Management compensation and R$268,100 thousand (R$353,050 thousand in 2015) to finance defined contribution pension plans.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of preferred shares of Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a management compensation policy for financial institutions.

Short-term Management benefits

	Years ended December 31 - R$ thousand
	2016	2015
Salaries	441,592	309,864
Total	441,592	309,864

Post-employment benefits

	Years ended December 31 - R$ thousand
	2016	2015
Defined contribution supplementary pension plans	251,250	311,670
Total	251,250	311,670

Bradesco does not offer its Key Management Personnel long-term benefits related to severance pay or share-based compensation, pursuant to CPC 10 – Share-Based Payment, approved by CMN Resolution No. 3,989/11.

Shareholding

Together, members of the Board of Directors and Board of Executive Officers had the following shareholding in Bradesco:

	On December 31
	2016	2015
● Common shares	0.69%	0.61%
● Preferred shares	1.13%	1.06%
● Total shares (1)	0.91%	0.83%

(1)  On December 31, 2016, direct and indirect shareholding of the members of Bradesco’s Board of Directors and Board of Executive Officers amounted to 2.83% of common shares, 1.17% of preferred shares and 2.00% of all shares.

Bradesco     63

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

31)    FINANCIAL INSTRUMENTS

Below is the statement of financial position by currency

	On December 31- R$ thousand
	2016			2015
	Balance	Local	Foreign (1) (2)	Foreign (1) (2)
Assets
Current and long-term assets	920,748,426	850,834,243	69,914,183	93,032,937
Funds available	14,580,321	12,508,405	2,071,916	8,069,800
Interbank investments	177,567,922	175,165,594	2,402,328	2,367,697
Securities and derivative financial instruments	219,141,631	204,342,844	14,798,787	18,096,407
Interbank and interdepartmental accounts	59,016,054	59,016,054	-	-
Loan and leasing	310,260,121	272,476,282	37,783,839	50,248,336
Other receivables and assets	140,182,377	127,325,064	12,857,313	14,250,697
Permanent assets	67,182,493	66,780,740	401,753	506,725
Investments	39,564,074	39,279,550	284,524	355,633
Premises and equipment and leased assets	9,647,368	9,613,989	33,379	32,103
Intangible assets	17,971,051	17,887,201	83,850	118,989
Total	987,930,919	917,614,983	70,315,936	93,539,662

Liabilities
Current and long-term liabilities	887,019,757	814,941,949	72,077,808	99,261,413
Deposits	235,448,378	222,662,728	12,785,650	28,999,894
Securities sold under agreements to repurchase	257,738,504	250,485,620	7,252,884	4,141,520
Funds from issuance of securities	162,213,586	154,767,480	7,446,106	11,430,749
Interbank and interdepartmental accounts	7,098,245	4,060,199	3,038,046	2,502,757
Borrowing and on-lending	58,200,161	35,654,825	22,545,336	32,619,633
Derivative financial instruments	13,406,387	13,082,197	324,190	1,300,208
Other liabilities:
- Subordinated debts	37,669,294	26,214,108	11,455,186	13,714,436
- Other	115,245,202	108,014,792	7,230,410	4,552,216
Deferred income	452,085	452,085	-	-
Non-controlling interests in subsidiaries	16,664	16,664	-	-
Shareholders’ equity	100,442,413	100,442,413	-	-
Total	987,930,919	915,853,111	72,077,808	99,261,413

Net position of assets and liabilities			(1,761,872)	(5,721,751)
Net position of derivatives (2)			(45,490,016)	(28,614,136)
Other net off-balance-sheet accounts (3)			(371,648)	(449,877)
Net exchange position (liability)			(47,623,536)	(34,785,764)

(1)  Amounts originally recognized and/or indexed mainly in USD;

(2)  Excluding operations maturing in D+1, to be settled at the rate on the last day of the month; and

(3)  Other commitments recognized in off-balance-sheet accounts.

64  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

The statement of financial position by maturity is as follows

	On December 31 - R$ thousand
	1 to 30 days	31 to 180 days	181 to 360 days	More than 360 days	Maturity not stated	Total
Assets
Current and long-term assets	437,364,837	101,147,350	75,951,745	306,284,494	-	920,748,426
Funds available	14,580,321	-	-	-	-	14,580,321
Interbank investments (2)	173,300,755	1,738,439	1,748,334	780,394	-	177,567,922
Securities and derivative financial instruments (1) (2)	113,392,323	12,602,220	9,433,445	83,713,643	-	219,141,631
Interbank and interdepartmental accounts	58,237,800	-	-	778,254	-	59,016,054
Loan and leasing	28,875,481	67,785,592	48,887,641	164,711,407	-	310,260,121
Other receivables and assets	48,978,157	19,021,099	15,882,325	56,300,796	-	140,182,377
Permanent assets	5,249,553	1,977,116	2,359,954	17,651,202	39,944,668	67,182,493
Investments	-	-	-	-	39,564,074	39,564,074
Premises and equipment	4,918,297	324,917	389,900	3,633,660	380,594	9,647,368
Deferred	-	-	-	-	-	-
Intangible assets	331,256	1,652,199	1,970,054	14,017,542	-	17,971,051
Total in 2016	442,614,390	103,124,466	78,311,699	323,935,696	39,944,668	987,930,919
Total in 2015	397,513,815	96,840,698	68,437,230	291,256,648	28,765,774	882,814,165

Liabilities
Current and long-term liabilities	413,513,588	130,768,069	77,655,618	265,082,482	-	887,019,757
Deposits (3)	138,801,964	15,593,660	9,464,145	71,588,609	-	235,448,378
Securities sold under agreements to repurchase (2)	173,236,538	48,695,387	7,626,803	28,179,776	-	257,738,504
Funds from issuance of securities	7,214,114	45,214,850	40,003,764	69,780,858	-	162,213,586
Interbank and interdepartmental accounts	7,098,245	-	-	-	-	7,098,245
Borrowing and on-lending	4,314,120	14,495,732	12,217,260	27,173,049	-	58,200,161
Derivative financial instruments	12,399,308	534,525	279,662	192,892	-	13,406,387
Other liabilities:
- Subordinated debts	444,467	3,904,856	7,068,023	26,251,948	-	37,669,294
- Other	70,004,832	2,329,059	995,961	41,915,350	-	115,245,202
Deferred income	452,085	-	-	-	-	452,085
Non-controlling interests in subsidiaries	-	-	-	-	16,664	16,664
Shareholders’ equity	-	-	-	-	100,442,413	100,442,413
Total in 2016	413,965,673	130,768,069	77,655,618	265,082,482	100,459,077	987,930,919
Total in 2015	390,498,378	99,951,202	60,720,760	242,722,984	88,920,841	882,814,165

Net assets in 2016 YTD	28,648,717	1,005,114	1,661,195	60,514,409
Net assets in 2015 YTD	7,015,437	3,904,933	11,621,403	60,155,067

(1)  Investments in investment funds are classified as 1 to 30 days;

(2)  Repurchase agreements are classified according to the maturity of the transactions; and

(3)  Demand and savings deposits are classified as 1 to 30 days, without considering average historical turnover.

Bradesco     65

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Below is the Basel Ratio:

Calculation basis - Basel Ratio	On December 31 - R$ thousand
	Prudential Conglomerate
	2016	2015
Tier I capital	78,762,886	77,506,951
Common equity	73,747,016	77,506,951
Shareholders’ equity	100,442,413	88,906,644
Non-controlling interests / Other	60,615	-
Prudential adjustments (1) (2)	(26,756,012)	(11,399,693)
Additional Capital (3)	5,015,870	-
Tier II capital	22,363,950	25,318,399
Subordinated debts (CMN Resolution No. 4.192/13)	9,803,498	5,805,384
Subordinated debts ( previous to CMN Resolution No. 4.192/13)	12,560,452	19,513,015
Reference Equity (a)	101,126,836	102,825,350

- Credit risk	589,977,243	556,440,558
- Market risk	15,767,767	18,670,132
- Operational risk	50,443,507	37,106,557
Risk-weighted assets – RWA (b)	656,188,517	612,217,247

Basel ratio (a/b)	15.4%	16.8%
Tier I capital	12.0%	12.7%
- Principal capital	11.2%	12.7%
- Additional Capital	0.8%	-
Tier II capital	3.4%	4.1%

(1)    As from January 2016, the factor applied to prudential adjustments went from 40% to 60%, according to the timeline for application of deductions of prudential adjustments, defined in Article 11 of CMN Resolution No. 4.192/13;

(2)    In 2016, it includes the effects of goodwill generated in the acquisition of HSBC Brasil (Note 15b); and

(3)    In November 2016, Bacen authorized the use of Subordinated Letters of Credit to compose the Additional Capital – Tier I.

a)      Capital Management

The Basel Index is part of the set of indicators that are monitored and evaluated in the process of Capital Management, and is intended to measure the sufficiency of capital in relation to the exposure to risks, The table above shows the composition of the Reference Equity and of the Risk Weighted Assets, according to the standards of Bacen. During the period, Bradesco has fulfilled all the minimum regulatory requirements.

32)    EMPLOYEE BENEFITS

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and directors, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The Plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The Supplementary Pension Plan counts on contributions from employees and administrators of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to

66  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

new members, in extinction, the present value of the actuarial obligations of the plan is completely secured by collateral assets.

Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) maintains defined contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases (related to the former employees of Baneb).

Bradesco’s sponsors both defined benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Bradesco sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec, for former employees of Banco do Estado do Ceará S.A., having requested the withdrawal of the sponsorship in March 2016, in course.

With the acquisition of HSBC Bank Brasil S.A. (current Kirton Bank Brasil S.A.), the open pension plan, which was offered to employees of that institution, in the modality of defined contribution, has been discontinued. From October 2016, the employees transferred can adhere to the Pension Plan offered to the employees of Bradesco.

Kirton Bank Brasil S.A., Kirton Capitalização S.A., Kirton Corretora de Seguros S.A., Kirton Corretora de Títulos e Valores Mobiliários S.A. and Kirton Seguros S.A. sponsor a defined benefit plan called APABA to employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors to its employees the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev)), both managed by MultiBRA – Pension Fund.

Banco Losango S.A., Kirton Bank Brasil S.A. and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, Losango I – Supplementary Part and PREVMAIS Losango Plan, all managed by MultiBRA – Settlor – Multiple Fund.

Bradesco took on the obligations of Kirton Bank Brasil S.A. with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A.

In accordance with CPC 33 (R1) – Employee Benefits, approved by CVM Resolution No. 600/09, Bradesco and its subsidiaries, as sponsors of these plans, considering the economic and actuarial study, have calculated their actuarial commitments using real interest rate and recognize in their financial statements the obligation due. The resources guaranteeing the pension plans are invested in accordance with the relevant legislation (public and private securities, shares of listed companies and properties). Follow the main assumptions used by the independent actuary in the actuarial assessment of our plans, based on CPC 33 (R1):

Risk factors	On December 31
	2016	2015
Nominal discount rate	11.1% p.a.	12.7% p.a.
Nominal rate of minimum expected return on assets	11.1% p.a.	12.7% p.a.
Nominal rate of future salary increases	4.8% p.a.	5.0% p.a.
Nominal growth rate of social security benefits and plans	4.8% p.a.	5.0% p.a.
Inflation rate	4.8% p.a.	5.0% p.a.
Biometric table of overall mortality	AT 2000 and BR-EMS	AT 2000
Biometric table of entering disability	By Plan	By Plan
Expected turnover rate	-	-
Probability of entering retirement	100% in 1st eligibility to a benefit by the plan	100% in 1st eligibility to a benefit by the plan

Bradesco     67

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Considering the above assumptions, in accordance with CPC 33 (R1), the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	Years ended December 31 - R$ thousand
	2016	2015
(i) Projected benefit obligations:
At the beginning of the year	1,162,005	1,182,761
Balance from an acquired institution	761,119	-
Cost of current service	(1,077)	(579)
Interest cost	181,595	133,385
Participant’s contribution	2,831	2,590
Actuarial gain/(loss)	182,762	(58,529)
Benefit paid	(147,842)	(97,623)
At the end of the year	2,141,393	1,162,005

(ii) Plan assets at fair value:
At the beginning of the year	1,047,782	1,070,636
Balance from an acquired institution	883,858	-
Expected earnings	307,728	64,011
Contributions received:
Employer	33,515	8,168
Employees	2,831	2,590
Benefit paid	(147,842)	(97,623)
At the end of the year	2,127,872	1,047,782

(iii) Financial position:
Plans in deficit	(130,293)	(131,849)
Plans in surplus	116,772	17,626
Net balance	(13,521)	(114,223)

The net cost/(benefit) of the pension plans, recognized in the statement of income, include the following components:

	Years ended December 31 - R$ thousand
	2016	2015
Projected benefit obligations:
Cost of service	(1,077)	(579)
Cost of interest on actuarial obligations	181,595	133,385
Expected earnings from the assets of the plan	(174,937)	(120,960)
Net cost/(benefit) of the pension plans	5,581	11,846

The accumulated obligations of the pension plans are included in “Other liabilities”, in our statement of financial position.

In 2016, as a result of the plans arising from the acquisition of HSBC Brasil, we recognized a liability of health insurance, life insurance, and savings plans, in the amount of R$498,591 thousand, being: (i) presumed balance in the amount of R$453,768 thousand; (ii) cost of interest and services in the amount of R$23,288 thousand; (iii) actuarial gain in the amount of R$34,674 thousand; and (iv) benefit paid in the amount of R$(13,139) thousand.

The table below, of sensitivity analysis of the obligations of the benefit plans, demonstrates the impact on the actuarial exposure (11.1% p.a.) by the amendment of the premise in the discount rate in 1 p.p.:

68   December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

Discount rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
12.1% p.a.	Increase of 1 p.p.	reduction	(338,533)
10.1% p.a.	Reduction of 1 p.p.	increase	385,452

Bradesco, in its offices abroad, provides pension plans for its employees and administrators, in accordance with the standards established by the local authorities, which allows the accrual of financial resources during the professional career of the participant.

Expenses related to contributions made during the year ended December 31, 2016, totaled R$1,961,397  thousand (R$1,715,751 thousand in 2015).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and administrators, including health insurance, dental care, life and personal accident insurance, and professional training, These expenses, including the aforementioned contributions, totaled R$3,520,453 thousand during the year ended December 31, 2016 (R$2,874,316 thousand in 2015).

33)    INCOME TAX AND SOCIAL CONTRIBUTION

a)  Calculation of income tax and social contribution charges

	Years ended December 31 - R$ thousand
	2016	2015
Income before income tax and social contribution	22,985,511	5,285,072
Total burden of income tax and social contribution at the current rates (1)	(10,343,480)	(2,378,282)
Effect on the tax calculation:
Earnings (losses) of affiliates and jointly controlled companies	(1,126,461)	10,648,305
Net non-deductible expenses of nontaxable income	764,160	208,255
Net tax credit of deferred liabilities	-	2,315,337
Interest on shareholders’ equity (paid and payable)	3,139,102	2,305,334
Other amounts (2)	(332,356)	(1,193,112)
Income and social contribution taxes for the year	(7,899,035)	11,905,837

(1)  Current rates: (i) 25% for income tax; (ii) 15% for the social contribution to financial and companies, and 20%, from September 2015 to December 2018, in accordance with Law No. 13,169/15; and (iii) of 9% for the other companies (Note 3h); and

(2)  Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the equalization of the effective rate of social contribution in relation to the rate (45%) shown; and (iii) the deduction incentives.

Bradesco     69

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

b)   Breakdown of income tax and social contribution in the statement of income

	December 31 YTD - R$ thousand
	2016	2015
Current taxes:
Income tax and social contribution payable	(5,149,237)	(3,692,050)
Deferred taxes:
Amount recorded/realized in the period on temporary differences	(1,633,103)	12,096,574
Use of opening balances of:
Social contribution loss	(632,638)	(110,641)
Income tax loss	(846,727)	(13,857)
Constitution in the period on:
Social contribution loss	146,722	371,354
Income tax loss	215,948	806,439
Activation of the tax credit – Law No. 13,169/15:
Social contribution losses	-	422,598
Temporary differences	-	2,025,420
Total deferred taxes	(2,749,798)	15,597,887
Income tax and social contribution for the year	(7,899,035)	11,905,837

c)   Deferred income tax and social contribution

	R$ thousand
	Balance on 12,31,2015	Balance originating from an acquired institution (1)	Amount recognized	Amount realized	Balance on 12,31,2016
Allowance for loan losses	23,450,323	3,923,893	14,040,939	16,116,454	25,298,701
Civil provisions	1,467,028	205,142	958,011	796,827	1,833,354
Tax provisions	2,004,229	309,741	615,777	161,405	2,768,342
Labor provisions	1,228,024	656,624	515,855	401,881	1,998,622
Provision for devaluation of securities and investments	89,830	109,501	37,307	73,440	163,198
Provision for devaluation of foreclosed assets	379,176	3,301	306,908	153,601	535,784
Adjustment to fair value of trading securities	6,470,648	-	156,150	1,763,603	4,863,195
Amortization of goodwill	186,478	-	318,130	13,800	490,808
Other	2,911,921	429,328	2,679,944	1,781,113	4,240,080
Total deductible taxes on temporary differences	38,187,657	5,637,530	19,629,021	21,262,124	42,192,084
Income tax and social contribution losses in Brazil and overseas	5,847,494	779,900	362,670	1,479,365	5,510,699
Subtotal (2) (3)	44,035,151	6,417,430	19,991,691	22,741,489	47,702,783
Adjustment to fair value of available-for-sale securities (3)	2,235,348	27,740	250,946	1,640,622	873,412
Social contribution - Provisional Measure No. 2,158-35/01	106,097	-	-	106,097	-
Total deferred tax assets (Note 10b)	46,376,596	6,445,170	20,242,637	24,488,208	48,576,195
Deferred tax liabilities (Note 33f)	2,153,562	(37)	498,504	460,898	2,191,131
Deferred tax assets, net of deferred tax liabilities	44,223,034	6,445,207	19,744,133	24,027,310	46,385,064

(1)  HSBC Brasil (Note 34f);

(2)  In December 2015, as a result of the criteria established by Art, 1, subparagraph I of CMN Resolution No. 3,059/02, with amendments introduced by CMN Resolution No. 4,441/15, Banco Bradesco registered with the Bacen, an authorization request for maintenance of balance and constitution of new deferred tax assets; and

  (3)    Deferred tax assets from were calculated considering the increase in the social contribution rate, determined by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h), With regard to the temporary effects produced by the adoption of Law No. 13,169/15, which raised the rate of the social contribution to 20%, the respective tax credits, in September 2015, were calculated based on the expected implementation at the time.

70  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Income tax and social contribution losses		Total
	Income tax	Social contribution	Income tax	Social contribution
2017	5,806,325	3,738,601	138,956	311,869	9,995,751
2018	6,422,751	4,651,387	766,643	604,528	12,445,309
2019	5,924,918	3,780,951	437,113	205,166	10,348,148
2020	4,843,518	2,642,739	93,108	220,196	7,799,561
2021	1,020,804	720,406	1,143,111	759,899	3,644,220
After 2021	1,506,435	1,133,249	286,888	543,222	3,469,794
Total	25,524,751	16,667,333	2,865,819	2,644,880	47,702,783

The projected realization of deferred tax assets is an estimate and it is not directly related to the expected accounting income.

The present value of deferred tax assets, calculated based on the average funding interest rate, net of tax effects, amounts to R$44,469,333 thousand (R$39,468,147 thousand in 2015), of which R$39,456,629 thousand (R$34,146,305 thousand in 2015) relates to temporary differences, R$5,012,704 thousand (R$5,217,852 thousand in 2015) to tax losses and negative basis of social contribution (R$103,990 thousand in 2015) to deferred social contribution, Provisional Measure No. 2,158-35.

e)   Deferred tax liabilities

	On December 31 - R$ thousand
	2016	2015
Fair value adjustment to securities and derivative financial instruments	213,464	137,051
Difference in depreciation	381,118	597,234
Judicial deposit and others (1)	1,596,549	1,419,278
Total	2,191,131	2,153,563

(1)  It includes, on December 31, 2015, the sum of R$132,681 thousand, related to the increase of the CSLL rate, in accordance with Law No. 13,169/15.

The deferred tax liabilities of companies in the financial sector were established considering the increased social contribution rate, established by Law No. 11,727/08 and Law No. 13,169/15 (Note 3h).

34)    OTHER INFORMATION

a)   The Organization manages investment funds and portfolios with net assets which, on December 31, 2016, amounted to R$756,488,583 thousand (R$550,283,806 thousand in 2015).

b)   Consortium funds

	On December 31 - R$ thousand
	2016	2015
Monthly estimate of funds receivable from consortium members	581,688	485,083
Contributions payable by the group	29,474,653	23,659,786
Consortium members - assets to be included	25,901,634	21,213,015
Credits available to consortium members	5,488,351	4,617,600

Bradesco     71

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

	In units
	2016	2015
Number of groups managed	3,700	3,590
Number of active consortium members	1,334,286	1,194,004
Number of assets to be included	610,666	567,892

c)   As part of the convergence process with international accounting standards, the Brazilian Accounting Pronouncements Committee (CPC) issued several accounting pronouncements, as well as their interpretations and guidelines, which are applicable to financial institutions only after approval by CMN, The accounting standards which have been approved by CMN include the following:

•       Resolution No. 3,566/08 – Impairment of Assets (CPC 01);

•       Resolution No. 3,604/08 – Statement of Cash Flows (CPC 03);

•       Resolution No. 3,750/09 – Related Party Disclosures (CPC 05);

•       Resolution No. 3,823/09 – Provisions, Contingent Liabilities and Contingent Assets (CPC 25);

•       Resolution No. 3,973/11 – Subsequent Event (CPC 24);

•       Resolution No. 3,989/11 – Share-based Payment (CPC 10);

•       Resolution No. 4,007/11 – Accounting Policies, Changes in Estimates and Error Correction (CPC 23);

•       Resolution No. 4,144/12 – Conceptual Framework for Preparing and Presenting Financial Statements; and

•       Resolution No. 4,424/15 – Employee Benefits (CPC 33).

Presently, it is not possible to estimate when the CMN will approve the other CPC pronouncements or if they will be applied prospectively or retrospectively.

d)   In 2016, there were no significant changes in the rules of compulsory deposit collection.

e)   In January 2016, Bradesco signed a non-binding Memorandum of Understanding with Banco do Brasil S.A., Banco Santander (Brasil) S.A., Caixa Econômica Federal and Itaú Unibanco S.A., in order to create a holding company of credit intelligence ("GIC"), which will develop a database with the goal of adding, reconciling and handling database and credit-related information, of individuals and legal entities, which expressly authorize their inclusion in the database, as required by the applicable rules.

f)      In August, 2015, Bradesco finalized the Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited to the acquisition of 100% of the equity of HSBC Bank Brasil S,A, (“HSBC Bank”) and HSBC Serviços e Participações Ltda, (“HSBC Serviços”). In June 2016, the final approval of regulatory agencies was given in compliance with legal formalities. With the conclusion of the acquisition, on July 1, 2016, Bradesco assumed all operations of the HSBC in Brazil, including retail, insurance and asset management, as well as all the branches and clients.

We have presented below the composition of the values of the acquisition of HSBC Bank and HSBC Serviços:

R$ thousand
Payment to HSBC Latin America Holding Limited, net of adjustment after closure (1)	15,665,367
Costs incurred in the acquisition, related to the foreign currency hedge (2)	1,623,103
Total cost of acquisition	17,288,470

(1)   Considers the IOF collection, and withholding Income Tax; and

(2)   Hired with the objective of protecting the effects of exchange rate variation of the firm commitment (Note 8d).

The financial statements of HSBC Bank and HSBC Serviços were, at the date of acquisition, adjusted by the accounting policies adopted by Bradesco.

72  December 2016

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Notes to the Financial Statements of the Prudential Conglomerate

In December 2016, Bradesco, based on a study report on purchase price allocation ("PPA"), prepared by a contracted specialized and independent company, made the initial allocation of the fair value of assets acquired and liabilities assumed by HSBC Brasil.

The value of the investment recognized by Bradesco includes goodwill in the acquisition of shares in the amount of R$4,221,787 thousand, as follows:

R$ thousand
Shareholders’ equity acquired (I)	7,639,301
Fair value of assets acquired and liabilities assumed (II)	1,655,708
Intangible assets acquired (III)	3,771,674
Goodwill in the acquisition of the "HSBC Bank" and "HSBC Serviços" investments	4,221,787
Total of the acquired values	17,288,470

I)      Considers the sum of shareholders’ equity of HSBC Bank and HSBC Serviços adjusted by the accounting criteria of Bradesco;

II)    Refers to the allocation of the following fair values: (i) credit operations, net of PDD of R$1,133,985 thousand (term between 1 to 5 years); (ii) debt instruments of (R$64,701 thousand) (term of up to 1 year); (iii) fixed assets of R$573,061 thousand (term of up to 25 years); and (iv) bonds and securities of R$13,363 thousand (term of 34 years), totaling R$1,655,708 thousand; and

III)   Refers to the allocation of the following intangible assets: (i) relationship with clients of R$1,799,226 thousand (term of 6 years); (ii) core deposits, of R$1,601,970 thousand (term of 6 years) (iii) Value of Business Acquired “VOBA” (Insurance), of R$316,278 thousand (term between 2 to 28 years); (iv) agreements not to compete with sellers, of R$29,068 thousand (term of 2 years); (v) softwares, of (R$70,387 thousand) (term of up to 5 years); and (vi) other intangible assets, of R$95,519 thousand (term between 2 to 5 years), totaling R$3,771,674 thousand.

In July 2016, there was a total division of HSBC Serviços, with version of equity tranches for HSBC Bank and Credival Participações, Administração e Assessoria Ltda, (Credival), wholly owned subsidiary of HSBC Bank.

In October 2016, approval was granted in an Extraordinary General Meeting for the partial spin-off of HSBC Brasil, through the absorption of portions of its equity by companies of the Organization, enabling progress with the integration of operational and technological platforms, resulting in the replacement of the HSBC brand in its service network, becoming Bradesco. Thus, Bradesco began to operate with a unified platform (branches, ATMs, and systems), to which all clients have access to. From now on, Bradesco will add to the products and services already offered to HSBC Brasil clients, a nationwide service network, a state-of-the-art technology platform, and an even more extensive portfolio of products and services.

g)    In August 2016, the CMN issued Resolution No. 4,517/16, which establishes that, as from January 2017, in the preparation, of the consolidated financial statements of the prudential conglomerate to the Central Bank, corporate investments in companies Shares should be valued using the equity method. With this procedure and considering the corporate composition of December 31, 2016, we must stop consolidating 15 companies from those mentioned in Note 2. This change in the composition of the consolidated companies should not present significant impacts.

h)    There were no subsequent events that need to be adjusted or disclosed in the consolidated financial statements as of December 31, 2016.

Marcos Aparecido Galende
Accountant - CRC 1SP201309/O-6

Bradesco     73

Financial Statements of the Prudential Conglomerate and Independent Auditor’s Report

Report of Independent Auditors on the Consolidaded Financial Statements of the Prudential Conglomerate

To

The Board of Directors and Shareholders of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of the Prudential Conglomerate of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as of December 31, 2016 and the respective consolidated statements of income, changes in shareholders’ equity and cash flows for the six-month period and for the year then ended, and notes, comprising significant accounting policies and other explanatory information. These special purpose financial statements have been prepared by Bradesco´s management as required by Resolution 4,280, dated October 31, 2013, of the National Monetary Council (CMN) and supplementary regulations of the Central Bank of Brazil (BACEN), described in the note 2 to the financial statements.

In our opinion, the accompanying consolidated financial statements of the Prudential Conglomerate present fairly, in all material respects, the consolidated financial position of the Prudential Conglomerate of Bradesco as of December 31, 2016, the consolidated performance of its operations and its consolidated cash flows statement, for the six-month period and for the year then ended, in accordance with the Resolution no 4,280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices are described in note 2 to the financial statements.

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards, are further described in the  “The Auditor’s responsibilities for the audit of the consolidated financial statements” section of our report. We are independent of Bradesco and its subsidiaries, in accordance with the ethical requirements established in the Accountant´s Professional Ethics Code and the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Emphasis

Basis of preparation of the Prudential Conglomerate consolidated financial statements

Without modifying our opinion, we draw attention to note 2 to the consolidated financial statements that disclose that the Prudential Conglomerate consolidated financial statements of Bradesco were prepared by Bradesco´s management to meet the requirements of Resolution no 4,280/13, of CMN, and supplementary regulations of BACEN. Consequently, our report on these consolidated financial statements has been prepared solely for meeting these specific requirements and thus may not be appropriate for other purposes.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the six-month period and for the year ended on December 31, 2016. These matters were addressed in the context of our audit of the consolidated financial statements of the Prudential Conglomerate as a whole, and in forming our opinion thereon, and, we do not express a separate opinion on these matters.

▪  Allowance for doubtful accounts

As disclosed in Notes 3g and 9, for purposes of measuring the allowance for doubtful accounts, which total amount shown in the consolidated financial statements of Prudential Conglomerate is R$ 40,713,074 thousand, Bradesco classifies its loans (which comprise loans, leasing, advances on foreign exchange contracts, other receivables with credit characteristics), into nine risk levels, taking into account inputs and assumptions such as late payments, economic and financial position, indebtedness level, sector of the economy, guarantee characteristics, and the other factors and assumptions described in  CMN Resolution No. 2.682/1999, with rating “AA” being the minimum risk level, and “H” the maximum risk level. Bradesco initially applies the loss percentages established in such Resolution for each risk level for purposes of calculating the allowance and further increases the allowance, when necessary, based on additional internal evaluations (excess provision). The classification of loans into risk levels as well as the loss percentages related to each risk level requires Bradesco to make assumptions and judgments, based on its internal risk classification methodologies, and the allowance for doubtful accounts represent Bradesco’s best estimate of the portfolio losses. Due to the relevance of loans and the uncertainties related to the estimate of the allowance for doubtful accounts, we considered this as a significant matter in our audit.

.

How our audit addressed this matter

We evaluated the design, implementation and operating effectiveness of the internal controls related to the processes of approval, recording and accrual of loans as well as the internal risk rating methodologies that support the classification of transactions, the main assumptions used for calculation and the arithmetic accuracy of the allowance for doubtful accounts. We also evaluated, on a sampling basis, whether Bradesco met the minimum requirements established by the CMN Resolution No. 2.682/1999, related to the determination of the allowance for doubtful accounts. We also analyzed whether the disclosures made in the consolidated financial statements of Prudential Conglomerate, described in Notes 3g and 9, are in accordance with the applicable accounting practices.

Based on the evidence obtained from the procedures described above, we consider the level of provisioning and disclosures to be adequate in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

▪ Market value of financial instruments

As disclosed in the Notes 3e, 3f and 7, derivative financial instruments amount to R$ 16,941,396 thousand (assets) and R$ (13,406,387) thousand (liabilities), available-for-sale securities amount to R$ 153,104,352 thousand and trading securities amount to R$ 36,218,777 thousand. These instruments, measured at market value, are relevant to the consolidated financial statements of Prudential Conglomerate of Bradesco. For the financial instruments that are actively traded and those which market prices and parameters are available, there is a higher objectivity level in the determination of market values. However, when the market prices or parameters are not observable, the determination of the market values is subject to a higher uncertainty level, to the extent Bradesco makes significant judgments to estimate such amounts. Therefore, we considered the market value measurement of these financial instruments as a significant matter in our audit.

How our audit addressed this matter

As part of our procedures, we evaluated the design, implementation, and operating effectiveness of the internal controls implemented by Bradesco to mitigate the risk of material misstatement in the consolidated financial statements of Prudential Conglomerate arising from uncertainties in the market value measurement of financial instruments. For a sample of financial instruments for which market value measurement parameters are not observable, with the technical support of our professionals with knowledge of financial instruments, we evaluated the models developed by Bradesco for determining market values and the reasonableness of data, the parameters and information included in the pricing models used, and we recalculated the amount of operations. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements of Prudential Conglomerate in Notes 3e, 3f and 7.

Based on the evidence obtained from the procedures described above, we consider the market value measurement of financial instruments and disclosures to be adequate in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

▪ Provisions and contingent liabilities - tax, civil and labor

As described in Notes 3p and 18, Bradesco is defendant in lawsuits of tax, civil and labor nature, related to the normal course of its activities, which total provision recognized in the consolidated financial statements of Prudential Conglomerate amounts to R$ 7,302,534 thousand, R$ 4,116,474 thousand, and R$ 4,803,146 thousand, respectively. Some laws and regulations in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco’s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement, definition of recognition and disclosures related to Provisions and Contingent Liabilities, we considered this as a significant matter in our audit.

How our audit addressed this matter

Our audit procedures included the evaluation of the design, implementation and operating effectiveness of the internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. Additionally, on a test basis, we evaluated the sufficiency of the recognized provisions and disclosed contingency amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, also considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. This work included the involvement of our legal experts in the evaluation of the likelihood of unfavorable outcome and of the documentation and information related to the main tax, civil and labor matters involving Bradesco. We also evaluated whether the disclosures made in the consolidated financial statements of Prudential Conglomerate are in accordance with the applicable accounting practices and provide information on the nature, exposure and amounts of provisions or disclosures related to the main tax, civil and labor matters in which Bradesco is involved.

Based on the evidence obtained from the procedures described above, we consider the level of provisioning and disclosures to be adequate in the context of the consolidated financial statements taken as a whole.

▪  Impairment of assets

The consolidated financial statements of Prudential Conglomerate include deferred tax assets in the amount of R$ 48,576,195 thousand (Note 33) and goodwill in the amount of R$ 10,658,718 thousand (Note 15). The realization of these assets depends on future profitability based on business plans and budgets prepared by Bradesco and which are supported by several economic and business assumptions, among others. Since they require the exercise of judgment, such estimates are prepared and reviewed internally according to Bradesco’s governance framework. As described in Notes 3h, 3m and 3n, considering the frequent changes that occur in the economic or regulatory environment of the markets where it operates, Bradesco continuously evaluate the assumptions and estimates of taxable profit, profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections. In view of the relevance of the future profitability estimates made and the impact that changes in the assumptions of such estimates would have on the consolidated financial statements of Prudential Conglomerate, we considered this area relevant to our audit.

How our audit addressed this matter

On a sampling basis, we tested the design, implementation and operating effectiveness of the relevant internal controls related to the preparation and review of the business plan, budget, technical studies and analyses of the recoverable value of the assets prepared by Bradesco. Additionally, we evaluated, with the technical support of our corporate finance specialists, the reasonableness and consistency of the data and assumptions used for preparing such documents, such as growth rates, discount rates, cash flow projections and taxable income estimates to which the deferred tax assets refer. We also performed an analysis of the reasonableness of the mathematical calculations included in such documents. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements of Prudential Conglomerate.

Based on the evidence obtained from the procedures described above, we consider the measurement of the recoverable amounts of assets and related disclosures to be adequate in the context of theconsolidated financial statements of Prudential Conglomerate taken as a whole.

▪  Acquisition of control of HSBC Brasil

As described in Note 34f, in August 2015, Bradesco entered into a Purchase and Sale of Shares Agreement with HSBC Latin America Holdings Limited to acquire 100% of the capital of HSBC Bank Brasil S.A. and HSBC Serviços e Participações Ltda. (collectively, “HSBC Brasil”). The transaction was completed on July 1, 2016, after the approval from the regulatory bodies, fulfillment of the legal formalities, and the effective payment in the amount of R$ 17,288,470 thousand. With the acquisition, Bradesco took over HSBC Brasil operations, including retail, wholesale, insurance and asset management. Accounting practices require the measurement of the fair value of acquired assets and assumed liabilities for purposes of determining goodwill as well as the identifiable acquired intangible assets. Such measurement involves Bradesco’s judgment and includes the projection of future cash flows, discount rate, and definition of the useful lives of the identified assets. Later on, on October 7, 2016, Bradesco carried out the migration of the entire service network and operations of HSBC Brasil to the operational structures of Bradesco. In view of the relevance and the high judgment level involved in the accounting record process of the acquisition, as well as the complexity of the HSBC Brasil operations migration process, we considered this matter significant in our audit.

How our audit addressed this matter

Our audit procedures included the evaluation of the design, implementation and operating effectiveness of the internal controls related to the process of measurement, recognition and disclosures of transactions of such nature according to the applicable accounting practices. We also analyzed, with the technical support of our corporate finance specialists, the reasonableness and consistency of the methodology used for measuring the fair value assigned to the acquired assets and assumed liabilities, identified intangible assets as well as the assumptions used for making the projection of cash flows, discount rates and useful life estimates. We also conducted tests of the controls related to the HSBC Brasil acquisition. Additionally, we evaluated the controls related to the migration of the operations to Bradesco systems and considered the analysis of general controls related to migration governance, inspection of the migration plan, and the migration rules on data and obtaining evidences of the conducted data migration tests. We involved our Information Technology (“IT”) specialists in order to analyze the migration interfaces, and we carried out the inspection/re-execution on test basis of the accounting and operating reconciliations of the migrated balances and data. It was also part of our procedures the evaluation of the disclosures made by Bradesco in the consolidated financial statements of Prudential Conglomerate in Note 34f.

Based on the evidence obtained from the procedures described above, we consider the recognition, measurement and disclosure of assets and liabilities related to HSBC acquisition to be adequate in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

▪  Technical Provisions – Insurance and Pension Plans – recorded as investments measured under the equity pick-up method

As mentioned in Notes 3j and 12, Bradesco invests in controlling subsidiaries of the insurance. These subsidiaries have liabilities related to insurance and pension plans contracts denominated Technical Provisions, in the amount of R$ 215,839,999 thousand, which may significantly affect the net income presented in the Prudential Conglomerate consolidated financial statements. In view of the uncertainties and subjectivity inherent in insurance and pension plans contracts, the liability adequacy test and the process of determination and measurement of technical reserves involve a high judgment level. Bradesco´s subsidiaries continuously evaluate methodologies and assumptions, which include, among others, expectations of loss ratio, mortality, longevity, persistency, and interest rates. In view of the involved relevance and uncertainty, and the impact that any change in assumptions would have in the amount of Technical Provisions and, consequently, in the net income of the Prudential Conglomerate consolidated financial statements, we considered this matter relevant to our audit.

How our audit addressed this matter

Our procedures included the planning and communication of the audit scope to the controlling subsidiaries, discussion of the risks of significant misstatements to instruct the auditors of these subsidiaries. We met with these auditors, reviewed and evaluated their work, which considered, among others, the matters described above that could significantly affect the net income of the Prudential Conglomerate consolidated financial statements. We also evaluated the audit evidence obtained and the documentation of the specialists involved by the auditor of the subsidiaries, as well as the procedures performed and conclusions obtained, specifically the determination of materiality, the effect of unadjusted audit differences and the procedures performed to address the risks. We also evaluated the adequacy of the disclosures made by Bradesco on the Prudential Conglomerate consolidated financial statements.

Based on evidence obtained from the procedures described above, we consider the level of provisioning in the subsidiaries and disclosures to be adequate in the context of the Prudential Conglomerate consolidated financial statements taken as a whole.

▪  Application controls and information technology general controls

Bradesco has a technology structure for conducting its businesses, as well as continuous investment plans aimed at the improvement and maintenance of access management and changes in the relevant systems and applications, development of new programs, and automated controls and/or controls with automated components in relevant processes. In order to maintain its operations , Bradesco provides its employees with access to systems and applications, taking into account the duties performed by them and within its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to ensure that the accesses and information updates are appropriately performed and by the appropriate professionals, to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records. In view of the high investment level and heavy dependence of Bradesco on its technology systems, the high daily volume of processed transactions, as well as the importance of access controls and the management of changes in its systems and applications, we considered that this area is relevant to our audit.

How our audit addressed this matter

The design, implementation, and operating effectiveness of access controls, such as authorization of new users, timely revocation of terminated users, and periodic monitoring of active users were tested during our audit with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from a certain system considered relevant for the purpose of preparing the consolidated financial statements of Prudential Conglomerate. In areas where our judgment is highly dependent on information technology, our tests included assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls for the financial reporting process and other relevant fully automated processes or with some component dependent on systems and applications, we tested, with the assistance of our information technology specialists, the design, implementation and operating effectiveness of these controls.

The evidence from the control tests described above allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements of Prudential Conglomerate taken as a whole.

Other matters

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements of the Prudential Conglomerate in accordance with Resolution no 4,280/13 of CMN, and supplementary regulations of BACEN, which main criteria and accounting practices are described in note no 2 to the financial statements, and the internal controls as management determines is necessary to enable the preparation of consolidated financial statements of the Prudential Conglomerate that are free from material misstatement whether due to fraud or error.

In preparing the consolidated financial statements of the Prudential Conglomerate, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable,  matters related to  going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements of the Prudential Conglomerate, prepared by the management in accordance with Resolution no 4,280/13 of CMN, and supplementary regulations of BACEN, as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements of Prudential Conglomerate.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, taking into account NBC TA 800 (Special Conditions - Auditing of Financial Statements according to Special Purpose Accounting Structures), we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•       Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•       Obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•       Evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•       Conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s  ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•       Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements of Prudential Conglomerate represent the underlying transactions and events in a manner that achieves fair presentation.

•       Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements of Prudential Conglomerate. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of Prudential Conglomerate of the for the six-month period and year then ended, and are therefore the key audit matters. We describe these matters in our auditor's report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, February 24, 2017.

KPMG Auditores Independentes

CRC 2SP028567/O-1 F-SP

Original report in Portuguese signed by

Rodrigo de Mattos Lia

Accountant CRC1SP252418/O-3

74   December 2016

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Bradesco     75

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 22, 2017

BANCO BRADESCO S.A.

By:	/S/ Alexandre da Silva Glüher
Alexandre da Silva Glüher Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.